                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF SEPTEMBER 2006

                     Commission File Number _______________

                              INTRAWEST CORPORATION
                               (Registrant's name)

                          SUITE 800, 200 BURRARD STREET
                   VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2006



INTRAWEST CORPORATION

By: /s/ ROSS MEACHER
    -----------------------------------------------------
    Name:  Ross Meacher
    Title: Corporate Secretary and Chief Privacy Officer

                                 INTRAWEST LOGO

                             INTRAWEST CORPORATION
                               2006 ANNUAL REPORT

                                    CONTENTS

                                                             PAGE
                                                             ----
Message to our Shareholders.................................   1
Management's Discussion and Analysis........................   2
Management's Responsibility.................................  23
Auditors' Report............................................  23
Financial Statements........................................  24
Notes to Consolidated Financial Statements..................  27
Corporate Information.......................................  52
Corporate Governance........................................  52
Executive Management........................................  53
Principal Offices...........................................  54

                          MESSAGE TO OUR SHAREHOLDERS

     Fiscal 2006 was a landmark year for Intrawest. Once again, we demonstrated our ability to create exceptional value for our shareholders by taking advantage of opportunities in the destination resort and adventure-travel industries. More importantly, we initiated a strategic review process to maximize shareholder value while setting the stage for a new era of growth.

     Our 2006 performance was highlighted by the sale of our majority interest in both our real estate and mountain operations at Mammoth Mountain, California. We realized significant value, generating a total pre-tax gain of $156 million and will participate in the future growth of this world-class destination resort through the 15 per cent interest we retained in both the real estate development and mountain operations. In December 2005, our real estate division completed its most successful month of real estate launches in the history of Intrawest. We launched four projects at four different resorts achieving a 93 per cent presales rate and generating $534 million in presales revenue.

     Our success was not limited to North America. During the year, we expanded significantly our influence and reputation in the destination resort and adventure-travel industries, most notably through the continued growth of award-winning Abercrombie & Kent, the world's leading luxury tour operator. Furthermore, our success at the village development of Les Arcs, France inspired us to extend our business reach further into Europe by adding two more village-development locations in France at Arc 1800 and the Village at Gardegan in Bordeaux, plus an additional location at Verbier, Switzerland.

     In February 2006, we initiated a strategic review process to deliver maximum value to our shareholders and support our future growth plans. In an effort to reach the broadest possible audience, we publicly announced a full strategic review of all of our options. Our Board of Directors retained Goldman, Sachs & Co. to assist in this initiative and created a special committee of the Board to oversee the process.

     Through this very public process approximately 100 parties, representing an extensive and diverse range of potential strategic and financial partners, expressed interest in pursuing varying types of transactions or ventures with Intrawest. With the assistance of Goldman Sachs, we prepared a confidential information memorandum and entered into confidentiality agreements with 65 serious parties to which the memorandum was then distributed. Our management team and Goldman Sachs met and communicated with this group of interested parties in order to ultimately determine the best course of action for Intrawest and for our shareholders.

     After thoroughly analyzing the broad spectrum of strategies, including internally generated options, the Board of Directors unanimously approved an agreement by which private equity funds managed by an affiliate of Fortress Investment Group LLC of New York will acquire all of Intrawest's outstanding common shares for US$35.00 per share payable in cash. Intrawest's Board of Directors has recommended that shareholders vote in favour of the proposed transaction at a special meeting of shareholders to be held on October 17, 2006.

     The efforts of our Board of Directors and employees over the past six months have been substantial, leading to yet another chapter in the exciting and ever changing Intrawest story. We are very pleased that the proposed transaction with Fortress represents the best possible outcome for our shareholders.

Sincerely,


-s- Joe S. Houssian                              -s- Gordon H. MacDougall
Joe S. Houssian                                  Gordon H. MacDougall
Chairman and Chief Executive Officer             Lead Director

                             INTRAWEST CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
 (ALL DOLLAR AMOUNTS ARE IN UNITED STATES CURRENCY, UNLESS OTHERWISE INDICATED)

     The following management's discussion and analysis ("MD&A") should be read in conjunction with our audited consolidated financial statements for the year ended June 30, 2006 and accompanying notes included in this annual report. The discussion of our business may include forward-looking statements about our future operations, financial results and objectives. These statements are necessarily based on estimates and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those expressed or implied by such forward-looking information. Factors that could cause or contribute to differences include, but are not limited to, our ability to implement our business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations, world events and other risks detailed in our filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). A summary of the major differences between Canadian GAAP and U.S. GAAP is contained in Note 22 of our consolidated financial statements.

     We use several non-GAAP measures to assess our financial performance, such as EBITDA(1) and free cash flow. Such measures do not have a standardized meaning prescribed by GAAP and they may not be comparable to similarly titled measures presented by other companies. We have provided reconciliations between any non-GAAP measures mentioned in this MD&A and our GAAP financial statements. These non-GAAP measures are referred to in this document because we believe they are indicative measures of a company's performance and are generally used by investors to evaluate companies in the resort and travel operations and resort development industries.

     Additional information relating to our company, including our annual information form, is filed on SEDAR at www.sedar.com. The date of this MD&A is September 1, 2006.

COMPANY OVERVIEW

     Intrawest is one of the world's leading destination resort and adventure-travel companies. Over the past 30 years we have built a diverse portfolio of resort and travel operations businesses that offer a wide array of experiences to over seven million customers. We are the largest mountain resort real estate developer in North America, with approximately 21,000 units of future development under our control. Our principal strength is our ability to combine expertise in resort and travel operations and real estate development.

     We have a network of nine mountain resorts, geographically diversified across North America's major ski regions. Our resorts include Whistler Blackcomb (77% interest) and Panorama in British Columbia, Blue Mountain (50% interest) in Ontario, Tremblant in Quebec, Stratton in Vermont, Snowshoe in West Virginia, Copper and Winter Park in Colorado and Mountain Creek in New Jersey. Whistler Blackcomb is a host venue for the 2010 Winter Olympic and Paralympic Games. We operate Winter Park under a long-term lease arrangement from the City and County of Denver and since the lease gives us control over the resort, Winter Park is treated the same as any of our directly owned resorts from an operating and financial reporting perspective. Our resorts hosted 7.0 million skier visits (defined as the number of people who obtain a lift ticket or pass and use a ski area for all or any part of one day) in fiscal 2006, 9% of the Canadian and U.S. market, which gives us a greater market share than any other owner in the North American mountain resort industry. In addition, we have a 15% interest in Mammoth Mountain Ski Area in California. Effective in October 2005 we sold the majority of our interest in Mammoth resulting in a decrease in our ownership interest from 59.5% to our current 15% interest.

     In addition to our mountain resorts we own Alpine Helicopters, the parent company of Canadian Mountain Holidays which is the largest heli-skiing operation in the world. This diverse portfolio of mountain-based assets allows us to offer a wide variety of vacation experiences and attract a broad range of customers. Canadian Mountain Holidays is part of our adventure and active travel division which also includes Abercrombie & Kent ("A&K"), a worldwide group of related travel companies offering luxury tour and travel services in more than 100 countries. We acquired a 67% interest in A&K in July 2004 and we have an option to purchase the remaining 33%.

---------------

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, income taxes, depreciation and amortization, non-controlling interest and any non-recurring items.

     We own and operate a warm-weather resort, Sandestin Golf and Beach Resort, one of the largest resort and residential communities in northwestern Florida. We have demonstrated at Sandestin that the village-centered model that we developed in the mountains can be applied to warm-weather locations. Sandestin is our largest lodging operation with close to 250,000 room nights booked annually. Our lodging business is primarily focused on the management of resort residences on behalf of third-party owners. We currently manage approximately 7,800 lodging units spread across our resorts as well as several third-party owned resorts, including Squaw Valley in California, Lake Las Vegas in Nevada and Les Arcs in France.

     Our revenue comes from three primary sources: resort and travel operations, management services and real estate development. Resort and travel operations comprise all the leisure businesses that we own at our resorts as well as active and adventure travel tours at A&K and Alpine Helicopters. Resort and travel operations generated 59% of our total revenue in 2006, mainly from sales of lift tickets, adventure-travel tours, retail and rental merchandise, food and beverage, ski school services and golf. Management services comprise fees from assets we manage on behalf of third-party owners and from sales, development and supervisory services we provide to other entities. Management services provided 11% of our total revenue in 2006. We develop real estate for sale at our resorts and at several other locations in North America and Europe. Real estate development provided 30% of our total revenue in 2006.

MAJOR CORPORATE DEVELOPMENT

     On August 11, 2006, we announced that we had entered into a definitive agreement under which a company that owns a number of funds managed by Fortress Investment Group LLC ("Fortress") will acquire all of our outstanding common shares at a price of $35.00 per share payable in cash. The total value of the transaction, including debt, is approximately $2.8 billion. The transaction will be carried out by way of a statutory plan of arrangement and, accordingly, must be approved by the applicable court and by 66 2/3% of the votes cast by holders of our shares at a special meeting of shareholders. Our Board of Directors has unanimously resolved to recommend to our shareholders that they vote in favor of the transaction. The proposed transaction is expected to close in October 2006, shortly after receipt of shareholder and court approvals.

     The Fortress announcement was the culmination of an initiative that started in February 2006 when we announced that we were reviewing our strategic options for enhancing shareholder value, including a capital structure review, strategic partnerships or business combinations. A special committee of our Board of Directors oversaw the review process and the board and our financial advisors considered many different proposals before deciding to recommend the one from Fortress.

SUMMARY OF FISCAL 2006 OPERATIONS

     Fiscal 2006 was a pivotal year for Intrawest as we undertook several important growth initiatives (including the previously mentioned review of strategic options) and we completed several major transactions. We believe that we are well positioned to realize growth in earnings and cash flow in the future.

     Income from continuing operations increased from $24.1 million ($0.50 per diluted share) in 2005 to $55.3 million ($1.12 per diluted share) in 2006. Total Company EBITDA was $267.5 million in 2006, up from $225.1 million in 2005 reflecting increased EBITDA from real estate that was partially offset by lower EBITDA from resort and travel operations and management services and higher corporate general and administrative expenses. Higher depreciation and amortization expenses, income taxes and non-controlling interest in 2006 were largely offset by a write-down of our stand-alone golf courses and costs to redeem senior notes in 2005.

     We sold the majority of our interest in Mammoth Mountain Ski Area in 2006 and recognized an after-tax gain of $61.3 million on the transaction. This gain, as well as Mammoth's resort and travel operations results to the sale date (including the 2005 comparatives), have been classified as discontinued operations.

     Net income increased from $32.8 million ($0.68 per diluted share) in 2005 to $115.2 million ($2.33 per diluted share) in 2006.

FISCAL 2006 REVIEW OF RESORT AND TRAVEL OPERATIONS

     For financial reporting purposes we fully consolidate all of our resort and travel operations businesses except for Blue Mountain, which we proportionately consolidate at our 50% interest and Mammoth, which we account for on a cost basis.

     Our resort and travel operations are segregated into two reportable segments: mountain resort and travel operations and non-mountain resort and travel operations. The mountain segment comprises all the resort operations at our nine mountain resorts, Alpine Helicopters (including Canadian Mountain Holidays) and a number of smaller mountain-oriented businesses, including the Intrawest Retail Group. The non-mountain segment mainly comprises A&K, resort operations at Sandestin and our stand-alone golf courses.

     The key drivers of the mountain resort and travel operations business are skier visits, revenue per visit and margins. Skier visits are impacted by many factors including the quality of the on-mountain and base area facilities, weather conditions, the amount of snowfall, the accessibility of the resort and the cost to the visitor. Our strategy to increase skier visits has primarily focused on upgrading the on-mountain facilities and building base area villages that provide accommodation and add amenities to attract a broader range of guests. The village also helps to extend the length of stay and spread visits more evenly during the week and during the season. The key drivers of the non-mountain segment are similar; i.e., the number of tours, revenue per tour and margins for A&K, and golf rounds, revenue per round and margins for the warm-weather resort operations.

     The following table highlights the results of our resort and travel operations business.

                                                                 2006         2005      Change (%)
                                                              ----------   ----------   ----------
Skier visits(1).............................................   6,688,000    6,322,000        6
Revenue (millions)..........................................  $    936.1   $    806.6       16
EBITDA (millions)...........................................  $     88.7   $     99.6      (11)
Margin(%)...................................................         9.5         12.3

---------------

(1) Skier visits for all of our nine resorts are at 100%, except for Blue Mountain at 50%.

     Revenue from resort and travel operations increased from $806.6 million in 2005 compared with $936.1 million in 2006. Revenue from the mountain segment increased from $489.4 million to $569.8 million while revenue from the non-mountain segment increased from $317.2 million to $366.3 million.

  Mountain Resort and Travel Operations Revenue

     In December 2004 we increased our ownership of Alpine Helicopters from 45% to 100% and the incremental revenue in 2006 from our increased ownership interest was $13.5 million. In addition, in August 2005 we entered into a lease to operate Parque de Nieve, an indoor snowdome in Spain, and revenue in 2006 included $6.9 million from this new business. The rise in the value of the Canadian dollar, from an average rate of US$0.80 in 2005 to US$0.86 in 2006, increased reported mountain segment revenue by $22.8 million. On a same-business, constant exchange rate basis mountain resort and travel operations revenue increased by $37.2 million in 2006 due to:

                                                               (millions)
                                                               ----------
Increase in skier visits....................................     $21.3
Decrease in revenue per skier visit.........................      (2.3)
Increase in non-skier visit revenue.........................      18.2
                                                                 -----
                                                                 $37.2
                                                                 =====

     Skier visits increased 6% from 6,322,000 in 2005 to 6,688,000 in 2006 resulting in a $21.3 million increase in mountain segment revenue. Skier visits increased by 11% at our western resorts, however this was partially offset by a decrease of 3% at our eastern resorts.

     Whistler Blackcomb saw a 15% increase in skier visits compared with 2005 when all our British Columbia operations experienced very challenging weather conditions, with heavy rainfall in mid-January followed by warm, dry conditions through mid-March. We continued, however, to see some spill-over effect from the sub-standard ski season last year, evidenced by the fact that notwithstanding near record snowfall, Whistler Blackcomb's skier visits in 2006 were 2% lower than 2004. In Colorado, Copper and Winter Park benefited from the best snow conditions in many years, enabling the resorts to increase skier visits by 8% on a combined basis in 2006.

     Skier visits at Tremblant were impacted by a strike by 1,500 unionized workers that began on December 17 and was settled on January 3 (however the resort did not regain full operations until a week later). Although the resort was able to remain open during the important Christmas holiday season using 200 management personnel, it operated at significantly reduced capacity. The strike had a lingering impact on the remainder of Tremblant's season. This factor combined with seven weekends of either rain or extremely low temperatures between January and March reduced Tremblant's skier visits by 11% in 2006. The poor weather also impacted Stratton and to a lesser extent Snowshoe, where skier visits declined by 3% and 1%, respectively. Our other eastern resorts, Blue Mountain and Mountain Creek, were not as impacted by the weather, realizing skier visit increases of 1% and 7%, respectively.

     Mountain segment revenue decreased by $2.3 million due to a 1% decrease in revenue per skier visit from $58.13 in 2005 to $57.78 in 2006 (on a constant exchange rate basis). Revenue per skier visit is a function of ticket prices and ticket yields, and revenue from non-ticket sources such as retail and rental stores, ski school, and food and beverage services. Ticket yields reflect the mix of ticket types (e.g., adult, child, season pass and group), the proportion of day versus destination visitors (destination visitors tend to be less price sensitive), and the amount of discounting of full-price tickets in regional markets. Revenue per visit from non-ticket sources is also influenced by the mix of day versus destination visitors, the affluence of the visitor base, and the quantity and type of amenities and services offered at the resort.

     Revenue per skier visit from ticket sales (our effective ticket price) increased moderately from $29.38 to $29.72. A 4% aggregate increase at six of our resorts was partly offset by a 1% aggregate decrease at Whistler Blackcomb, Tremblant and Stratton. Revenue per visit from non-ticket sources decreased 2% from $28.74 to $28.07.

     A shift in the mix of visits from higher-yielding destination visitors to lower-yielding regional visitors reduced our effective ticket price and revenue per visit from non-ticket sources at Whistler Blackcomb. A lack of bookings from long-haul U.S. markets, which decreased by 32% compared with 2005, was the main reason for the decline in destination visits. The high Canadian dollar, the cost of flights into Vancouver and generally excellent conditions at resorts in the western U.S. contributed to the reduced bookings. It is also likely that the lack of snow and generally poor weather at Whistler Blackcomb in November and December during the prime booking window for the peak January to March period caused potential visitors to book elsewhere. For the 2005/2006 season, 42% of Whistler Blackcomb's room nights were booked by regional visitors compared with an average of 36% over the previous six seasons. At Tremblant our effective ticket price decreased by 7% as we discounted many of our prices during the period when the workers' strike limited our operations and then afterwards to stimulate demand. Reduced visits due to the poor weather during the peak-yielding January to March period also impacted our revenue per visit at Tremblant.

     For the purposes of this MD&A, non-skier visit revenue for our mountain segment comprises revenue from sources that are not driven by skier visits (i.e., golf and other summer activities at our mountain resorts and revenue from businesses such as Alpine Helicopters and the Intrawest Retail Group). Overall, on a same-business basis, non-skier visit revenue increased by $18.2 million in 2006. Revenue from golf and other summer activities at our mountain resorts increased by $5.9 million, due primarily to growth in revenue from mountain biking and sightseeing at Whistler Blackcomb. Revenue at Alpine Helicopters (excluding the impact of our increased ownership interest) increased by $2.7 million in 2006 due mainly to achieving higher revenue at Canadian Mountain Holidays as a result of having superior snow conditions. Strong skier visit growth in the western U.S. and the opening of nine new stores enabled the Intrawest Retail Group to increase its revenue by $5.9 million in 2006. We recorded rental revenue of $2.8 million in 2006 from our commercial property at Squaw Valley. Net rental income was capitalized in 2005 since this property was in the lease up stage.

  Non-mountain Resort and Travel Operations Revenue

     Non-mountain resort and travel operations revenue increased by $49.1 million in 2006 to $366.3 million. A&K travel tour revenue increased by $44.4 million (18%) as the adventure-travel tour business continued its strong rebound. A&K saw significant growth in tour revenues from all its major destinations, particularly East Africa, the Orient and Egypt which increased by 32%, 26% and 23%, respectively. In addition to revenue from travel tours, A&K realized $1.5 million of licensing fees in 2006, down from $6.5 million in 2005. These fees were earned from an operator of destination clubs, who was given the right to use A&K's brand name for marketing the clubs. The licensing agreement was terminated by A&K in August 2005.

     Non-mountain revenue in 2006 included $1.9 million of rental revenue from our commercial property at Lake Las Vegas. Net rental income was capitalized in 2005 since this property was in the lease up stage. Revenue at Sandestin increased by $7.1 million (15%) due mainly to strong growth in its food and beverage and banquet business and increased activities revenue. Sandestin also collected a $2.7 million business interruption insurance claim related to the hurricanes last summer.

     Golf rounds in 2006 were 21% lower than 2005 at Sandestin (due in part to the closure for most of the year of the Baytowne course for renovations) and 1% higher at our stand-alone golf courses. Demand for golf has not grown over the past few years and the markets in which our warm-weather golf courses operate are highly competitive. The shortfall in rounds at Sandestin was counterbalanced by higher revenue per round, resulting in a 4% decline in golf revenue at Sandestin and a 4% increase in golf revenue at our stand-alone courses. In line with the decision that we announced last year to exit the stand-alone golf business, we sold two golf courses in June 2006 -- South Mountain and Big Island Country Club. We have leased back Big Island Country Club up to December 31, 2006.

  Resort and Travel Operations Revenue Breakdown

     Resort and travel operations revenue for the mountain and non-mountain segments combined (as reported and on a same-business, constant exchange rate basis) was broken down by major business component as follows:

                                              2006                 2006      2005
                                             REVENUE   Note(1)   ADJUSTED   Revenue   Increase   Change (%)
                                             -------   -------   --------   -------   --------   ----------
                                                                       (millions)
Mountain operations........................  $299.6    $(30.4)    $269.2    $252.2     $17.0          7
Adventure-travel tours.....................   294.9        --      294.9     250.5      44.4         18
Retail and rental shops....................   111.2      (5.7)     105.5     100.9       4.6          5
Food and beverage..........................    96.0      (2.5)      93.5      86.1       7.4          9
Ski school.................................    42.5      (2.6)      39.9      39.2       0.7          2
Golf.......................................    30.7      (0.4)      30.3      27.5       2.8         10
Other......................................    61.2      (1.5)      59.7      50.2       9.5         19
                                             ------    ------     ------    ------     -----
                                             $936.1    $(43.1)    $893.0    $806.6     $86.4         11
                                             ======    ======     ======    ======     =====

---------------

Note

(1) Removes the impact of the increase in the value of the Canadian dollar, the acquisition of 55% of Alpine Helicopters and lease of Parque de Nieve.

  Resort and Travel Operations Expenses and EBITDA

     Resort and travel operations expenses increased from $707.0 million in 2005 to $847.4 million in 2006. The mountain segment increased by $88.7 million to $494.4 million, while the non-mountain segment increased by $51.7 million to $353.0 million.

     Our acquisition of the remaining 55% of Alpine Helicopters and the lease of Parque de Nieve increased mountain resort and travel expenses by $12.7 million and $7.9 million, respectively, and the translation effect of the stronger Canadian dollar increased it by a further $18.7 million. The recognition of rental operations at Squaw Valley increased expenses by $2.9 million. Excluding these factors, expenses in the mountain segment increased by $46.5 million to $452.2 million mainly due to:

     - Higher business volumes at our British Columbia operations (Whistler Blackcomb, Panorama and Alpine Helicopters) and our Colorado resorts, which increased mountain segment expenses by $22.9 million.

     - The opening of nine new stores by the Intrawest Retail Group in fiscal 2006 resulting in $6.1 million of incremental expenses.

     - A new initiative (referred to internally as operational excellence and modeled off Six Sigma) designed to change our work processes in order to create future cost savings and efficiencies, which added $4.6 million of costs.

     - Increases of $3.5 million in fuel and utility costs and $2.0 million in rent expenses, partly as a result of selling our commercial properties in 2005 and becoming a tenant of a third-party landlord.

     - The workers' strike at Tremblant, which added $1.4 million of direct expenses related to security, marketing and extra costs of the employees who substituted for the striking workers.

     - An increase of $6.4 million in divisional operations group overhead, mainly related to sales and marketing and information technology.

     Increased business volumes at A&K and the recognition of rental operations at Lake Las Vegas added $37.7 million and $2.5 million, respectively, of non-mountain resort and travel operations expenses in 2006. We incurred severance and other costs of $0.7 million in 2006 related to our decision to exit the stand-alone golf business. Expenses at Sandestin increased by $9.7 million (19%) due mainly to increased business in the food and beverage division and higher payroll, transportation and maintenance costs.

     EBITDA from resort and travel operations decreased from $99.6 million in 2005 to $88.7 million in 2006. The acquisition of 55% of Alpine Helicopters increased EBITDA by $0.8 million while the lease of Parque de Nieve incurred a loss of $1.1 million in its first year under our management. The translation effect of the higher Canadian dollar increased EBITDA by $4.1 million. On a same-business, constant exchange rate basis, EBITDA from the mountain segment decreased from $83.7 million to $71.6 million while EBITDA from the non-mountain segment declined from $15.8 million to $13.3 million.

     Superior weather and snow conditions in 2006 compared with 2005 at our British Columbia operations increased EBITDA by $3.4 million, however this was significantly below our expectations due to the shortfall in higher-margin destination visitors at Whistler Blackcomb discussed above. In Colorado, excellent conditions and record skier visits increased EBITDA in 2006 by $3.6 million. These positive factors were offset by a number of negative factors, including the direct and lingering impact of the workers' strike at Tremblant and the challenging weather in Quebec and Vermont in January and February, which reduced EBITDA at Tremblant and Stratton by $7.9 million and $2.3 million, respectively. The balance of the decrease in mountain segment EBITDA was due mainly to the expense increases described above.

     In the non-mountain segment, EBITDA from A&K's travel tour business increased by $6.7 million (49%) due mainly to sales growth and improved tour yields. The improvement in yields was primarily achieved by driving more sales through A&K's owned sales and marketing companies (rather than third-party travel agents) to its owned destination management companies as well as maximizing the number of guests per tour. The increase in travel tour EBITDA was partially offset by a decrease of $5.0 million in EBITDA from A&K licensing fees due to the termination of the licensing agreement. EBITDA from Sandestin decreased by $2.6 million in 2006 as expense increases were not counterbalanced by increased traffic to the resort in the aftermath of the hurricanes.

     The decline in EBITDA reduced our resort and travel operations margin from 12.3% in 2005 to a disappointing 9.5% in 2006. Our goal is to increase our margin to the mid-teen percentages primarily by increasing the destination visitors to Whistler Blackcomb, returning to more normal operations at Tremblant compared with the strike-affected current winter season and realizing the benefit of various cost saving initiatives, including those related to our operational excellence project.

FISCAL 2006 REVIEW OF MANAGEMENT SERVICES

     Management services revenue and EBITDA in 2006 and 2005 were broken down as follows:

                                                                    2006               2005
                                                              ----------------   ----------------
                                                              Revenue   EBITDA   Revenue   EBITDA
                                                              -------   ------   -------   ------
                                                                          (millions)
Services related to resort and travel operations
  Lodging and property management...........................  $ 95.4    $13.4    $ 87.9    $16.7
  Other resort and travel fees..............................     9.6      1.2      14.7       --
                                                              ------    -----    ------    -----
                                                               105.0     14.6     102.6     16.7
                                                              ------    -----    ------    -----
Services related to real estate development
  Real estate services fees.................................    22.4     11.0      24.3     13.2
  Playground sales fees.....................................    45.1     11.4      49.8     13.1
                                                              ------    -----    ------    -----
                                                                67.5     22.4      74.1     26.3
                                                              ------    -----    ------    -----
                                                              $172.5    $37.0    $176.7    $43.0
                                                              ======    =====    ======    =====

     The increase in revenue from lodging and property management was due mainly to opening new lodging operations at Les Arcs and Westin Trillium House at Blue Mountain and the acquisition of a lodging business at Seaside near Sandestin, which in aggregate added $6.6 million of revenue. In addition, Intrawest Hospitality Management, with operations at Mammoth, Squaw and Lake Las Vegas, experienced strong revenue growth on a 24% increase in occupied room nights. These positive factors were partly offset by a decline in revenue at Tremblant, which saw a decrease of 17% in occupied room nights due to the impact of the workers' strike and difficult weather conditions. Despite the increase in revenue, EBITDA from lodging and property management decreased by $3.3 million in 2006. The new operations at Les Arcs, Blue Mountain and Seaside increased EBITDA by $1.4 million, however this was offset by reductions in EBITDA of $1.9 million at Tremblant and $2.2 million at Sandestin. The decline at Sandestin was mainly due to a $1.6 million increase in housekeeping labor. We had hired more employees in expectation of increased room bookings at Sandestin, however occupied room nights declined 4% in 2006.

     Other resort and travel fees, which comprise reservation fees earned by our central call center, golf course management fees and club management fees earned by Intrawest Resort Club, decreased by $5.1 million in 2006. We sold our reservations company in Colorado in August 2005 and we continued to focus on booking reservations to our own resorts while reducing our third-party reservations business. As a result, reservations fees declined by $4.3 million in 2006. The decision we made at the end of fiscal 2005 to exit the non-resort golf business reduced golf course management fees by $1.2 million in 2006 as we surrendered many of our management contracts. Our third-party reservations business was not profitable and winding it down increased EBITDA from other resort and travel fees by $2.0 million in 2006. This was partially offset by reduced EBITDA from golf course management.

     The decreases in real estate services fees revenue and EBITDA of $1.9 million and $2.2 million, respectively, in 2006 were due to reduced development and marketing fees from managing partnership projects. These fees declined as we completed construction of several projects that had been sold to partnerships in prior years and we did not sell any new projects to partnerships in 2006. The larger decrease in EBITDA relative to the decrease in revenue in 2006 reflects a lower weighting of marketing fees, which have a higher margin than development fees. Marketing fees constituted 25% of real estate services fees in 2006 compared with 37% in 2005.

     The decreases in revenue and EBITDA from Playground (our real estate marketing and sales company) sales fees were mainly due to a slower resales market in Florida, which has been an important source of business for Playground, in the aftermath of hurricane Katrina. In addition, revenue and EBITDA was influenced by the timing of completion of certain projects. Playground recognizes revenue either when the purchaser signs a firm contract, or on closing, depending upon the terms of the listing agreement with the developer.

FISCAL 2006 REVIEW OF REAL ESTATE DEVELOPMENT

     We have two real estate businesses -- Intrawest Placemaking and the Intrawest Resort Club. Intrawest Placemaking develops and sells three main products: condo-hotel units (typically, small village-based units that owners occupy periodically and put into a rental pool at other times), townhome units (typically, larger units outside the main village core that owners primarily retain for their own use) and single-family lots (serviced land on which owners or other developers build homes). The condo-hotel units are usually built over ground-floor commercial space that we rent out to third-party tenants and partially occupy for our operations. This commercial space is also developed for the purpose of sale. In order to broaden market appeal, condo-hotel and townhome units are sold on the basis of both whole ownership and fractional ownership. Intrawest Resort Club's business is a flexible form of timeshare where owners purchase points that entitle them to use accommodation at different resorts. Since Intrawest Resort Club currently generates only about 10% of our total real estate revenue it is not reported as a separate business segment in our financial statements.

     Our business strategy for real estate has two major elements: to maximize profits from the sale of real estate units and to create accommodation ("warm beds") for destination visitors to stay at the resort. Many of our real estate buyers enter into rental management agreements with us from which we earn lodging and property management fees. Furthermore, the visitors also buy lift tickets or golf tee times, food and beverage, and retail merchandise, which provide an annuity for our resort and travel operations.

     The real estate development business is highly capital intensive. In order to reduce our capital requirements for real estate development we have entered into various partnership and joint venture arrangements. Our equity interests in these partnerships range from 15% to 40%.

     We generally recognize real estate sales revenue at the time of "closing," which is when title to a completed unit is conveyed to the purchaser and the purchaser becomes entitled to occupancy. Since our standard practice is to pre-sell our real estate units, any proceeds received from purchasers prior to closing are recorded as deferred revenue on our balance sheet. Some of our real estate development partnerships recognize real estate sales on a percentage-of-completion basis and we record our share of income from the partnerships on the same basis.

     The following table highlights the results of our real estate business in 2006 compared with 2005.

                                                               2006     2005    Change (%)
                                                              ------   ------   ----------
Units closed(1).............................................     445      557      (20)
Revenue (millions)..........................................  $488.6   $627.5      (22)
Operating profit (millions).................................  $147.6   $ 67.6      118
Margin......................................................   30.2%    10.8%

---------------

(1) Units closed excludes units in projects sold to partnerships. In 2006 and 2005 the partnerships closed an additional 578 and 467 units, respectively.

     Two major real estate transactions occurred in 2006. We sold the majority of our developable lands at Mammoth for proceeds of $114.7 million to an entity in which Starwood Capital Group Global L.L.C. ("Starwood") has an 85% interest and we have a 15% interest. This transaction followed the earlier sale during 2006 of the majority of our interest in Mammoth Mountain Ski Area to an affiliate of Starwood. The real estate sold comprises land for the future development of over 1,100 residential units and 40,000 square feet of commercial space in the town of Mammoth Lakes. The other major transaction in 2006 was the sale of a 26-acre beachfront property in Maui for proceeds of $73.3 million. The vendor of the property was a partnership in which we had a 40% interest, however the partnership was a variable interest entity ("VIE") that we were required to fully consolidate because we were its primary beneficiary. Hence real estate development revenue includes 100% of the sales proceeds to the partnership and real estate development expenses includes 100% of the partnership's cost of sales, being $29.4 million. The partner's share of the profit from this transaction of $18.5 million is included in non-controlling interest. Subsequent to closing this transaction, the partnership was restructured and we ceased to be its primary beneficiary (see Critical Accounting Policies -- Consolidation of
VIEs).

     Revenue for 2005 included $170.7 million for sales of seven projects and one land parcel to partnerships in which we hold a 35% equity interest. These sales proceeds comprise the fair market value of the land for the projects as well as accumulated development costs. There were no such project sales to partnerships in 2006. In addition, in 2005, we sold three projects for $29.8 million to cost accounted partnerships. We also sold commercial properties at seven of our resorts for proceeds of $109.5 million to a partnership in which CNL Income Properties, Inc., a real estate investment trust, is an 80% partner and we are a 20% partner.

     Excluding the transactions described above, revenue from real estate development decreased from $316.9 million in 2005 to $300.6 million in 2006. Revenue generated by Intrawest Placemaking decreased from $272.1 million to $240.7 million while revenue generated by Intrawest Resort Club increased from $44.8 million to $59.9 million.

  Intrawest Placemaking Revenue

     We closed a total of 445 units in 2006, down from 557 in 2005. Closings of units in projects sold to partnerships are excluded from our reported closings. In 2006 the partnerships closed 578 units compared with 467 units in 2005.

     The translation effect of the higher Canadian dollar increased reported real estate development revenue by $2.6 million in 2006. The average price per closed unit increased from $488,000 in 2005 to $543,000 (on a constant exchange rate basis) in 2006. During 2005 in order to sell long-standing inventory at Solitude and Copper we discounted prices and closed 62 units at an average price of $286,000 per unit. Excluding these units, the average price per closed unit in 2005 was $514,000.

  Intrawest Resort Club Revenue

     The 34% increase in resort club group revenue in 2006 was due mainly to the sale of a 29-acre land parcel adjacent to the club location in Palm Desert for $14.4 million. This land was surplus to our requirements to build units for the resort club. In addition, we sold $6.6 million of titled fractional interests in units at the club location in Mexico. Both of these transactions were designed to accelerate the monetization of the resort club group's properties. Resort club points sales declined by 13% to $38.9 million in 2006 mainly due to the lack of destination visitors to Whistler and the workers' strike at Tremblant, which reduced our tour flow of potential buyers.

  Sales to Partnerships

     In 2004 we implemented a partnering strategy for real estate development in order to reduce our cash requirements for new projects, increase the return on capital of our real estate assets and limit our exposure to the risks of the real estate business. In 2004 and 2005 we sold a total of 21 projects for proceeds of $363.7 million to partnerships in which we hold 30% or 35% equity interests. We did not complete any project sales to such partnerships in 2006.

     Under Canadian GAAP, profits on real estate sales to partnerships that we account for using the equity method are required to be deferred and are then recognized on the same basis as the partnership recognizes its real estate revenue. The deferred land profit is initially included in real estate development expenses in our statement of operations and in deferred revenue on our balance sheet. Subsequently, when the partnership recognizes its real estate revenue, we record a portion of the deferred land profit as a credit to real estate development expenses in our statement of operations. When properties are sold to an equity accounted partnership for a loss, that loss is recognized in the statement of operations at the closing date. Below is a continuity schedule of deferred land profits on sales to equity accounted partnerships.

                                                               2004     2005     2006
                                                              ------   ------   ------
                                                                     (millions)
Sales proceeds..............................................  $193.0   $170.7   $   --
Cost of sales...............................................   154.7     97.7       --
                                                              ------   ------   ------
Land profit (initially deferred)............................    38.3     73.0       --
                                                              ------   ------   ------
Opening deferred land profit................................      --     30.8     80.3
Land profit (initially deferred)............................    38.3     73.0       --
Deferred land profit recognized in year.....................    (7.5)   (23.5)   (30.4)
                                                              ------   ------   ------
Closing deferred land profit................................  $ 30.8   $ 80.3   $ 49.9
                                                              ======   ======   ======

     Profits on sales to partnerships that we account for using the cost method, such as the sale in 2006 of lands at Mammoth to the partnership with Starwood, are recognized in full on the closing date. In 2005 we sold three projects for $29.8 million to cost accounted partnerships. The determinants of whether an investment is accounted for by the equity method or by the cost method is based on our percentage ownership and the degree of our influence in the partnership's key operating, investing and strategic decisions.

  Real Estate EBITDA

     Real estate EBITDA increased from $103.0 million in 2005 to $175.2 million in 2006. Real estate EBITDA comprises operating profit from real estate plus interest included in real estate development expenses. During the development process, interest is capitalized to properties and the interest is expensed when the properties are closed. Interest included in real estate development expenses decreased by 22% to $27.6 million in 2006, in line with the 20% decrease in the number of units closed. Operating profit from real estate, rather than real estate EBITDA, is included in the computation of net income.

     Operating profit from real estate development increased from $67.6 million in 2005 to $147.6 million in 2006 mainly due to recognizing profit of $56.8 million on the Mammoth land sale to the Starwood partnership and $43.9 million on the Maui land sale. In 2005 operating profit included $11.5 million for project sales to cost accounted partnerships and a loss of $3.4 million on the sale of commercial properties to the CNL partnership. Excluding these transactions, operating profit from real estate development was $46.9 million in 2006 compared with $59.5 million in 2005. A number of factors impacted operating profit in each year, including:

     - The 20% decrease in the number of units closed in 2006.

     - The mix of product types (i.e., condo-hotel, townhome and single-family lot), which was weighted more towards condo-hotels in 2006. Condo-hotels generally have lower margins than the other product types because common areas reduce building efficiency (the ratio of saleable area to buildable area). In total, 61% of the closings in 2006 were condo-hotel units, 24% were townhomes and 15% were lots, compared with 47% condo-hotel units, 31% townhomes and 22% lots in 2005.

     - Progress on the construction of projects owned by equity accounted partnerships in 2006. Equity income and land profit, which are recognized on a percentage-of-completion basis, increased from $25.5 million in 2005 to $34.9 million in 2006.

     - The provision of various reserves and write downs. In 2006 we expensed $3.8 million of costs in connection with the remediation of deficiencies at a project that we completed several years ago at Sandestin. We expect to recover most of these costs from insurance carriers and consultants, however GAAP restricts these recoveries from being recorded until they are certain. We also wrote down the book value of our Appalachian project at Mountain Creek by $5.2 million as significant construction delays and disputes with the general contractor (resulting in the termination of the contractor's contract) increased costs and caused the project to be unprofitable. Similarly in 2005, we wrote down the carrying value of our Lake Las Vegas commercial properties by $4.2 million.

  Real Estate Pre-sales

     At August 31, 2006, real estate presales amounted to $165.7 million for delivery in fiscal 2007 and a further $185.2 million for delivery in fiscal 2008. In addition, the real estate partnerships had presales of $211.2 million and $263.3 million, respectively, to close in fiscal 2007 and fiscal 2008 and a further $425.5 million to close in fiscal 2009.

FISCAL 2006 REVIEW OF CORPORATE OPERATIONS

  Interest Income, Other Income and Other Expenses

     Interest, other income and other expense increased from $5.6 million in 2005 to $8.6 million in 2006. The breakdown was as follows:

                                                              2006    2005   Change
                                                              -----   ----   ------
                                                                   (millions)
Interest income.............................................  $10.4   $6.8    $3.6
Loss on asset disposals.....................................   (1.9)  (0.6)   (1.3)
Legal and other costs related to the Fortress transaction...   (1.6)    --    (1.6)
Miscellaneous income (expenses).............................    1.7   (0.6)    2.3
                                                              -----   ----    ----
                                                              $ 8.6   $5.6    $3.0
                                                              =====   ====    ====

     The increase in interest income in 2006 was mainly due to $1.2 million more interest on notes receivable from real estate partnerships and $1.1 million more interest at A&K. In 2006 we sold two of our stand-alone golf courses -- South Mountain and Big Island Country Club for an aggregate loss of $1.1 million. Miscellaneous income in 2006 mainly comprises foreign exchange gains.

  Interest Costs

     Note 16 of our consolidated financial statements provides a reconciliation of total interest incurred to the amount of interest expense (including interest in real estate expenses) in the statement of operations.

     We incurred interest costs of $79.1 million in 2006, down from $80.9 million in 2005 due mainly to the refinancing of senior notes during 2005. In the second and third quarters of 2005 we redeemed $394.4 million of 10.5% senior notes by issuing $329.9 million of 7.5% and 6.875% senior notes and drawing on our senior credit facility.

     We capitalized $31.7 million of interest incurred in 2006 compared with $36.0 million in 2005. The decrease was due mainly to the completion of various properties, including our commercial properties at Squaw and Lake Las Vegas that resulted in expensing $5.8 million of interest in 2006 that was capitalized in 2005. The net impact of the reductions in interest incurred and interest capitalized was to increase interest expense from $44.2 million in 2005 to $47.6 million in 2006.

     In addition to interest expense, during 2005 we expensed call premiums and unamortized deferred financing costs of $30.2 million when we redeemed the senior notes.

  General and Administrative Costs

     All general and administrative ("G&A") costs incurred by our resorts and other operations group businesses are included in resort and travel operations and management services expenses. Similarly, G&A costs incurred in the development of real estate are initially capitalized to properties, and then expensed as part of real estate costs in the period when the properties are closed. Corporate G&A expenses, which mainly comprise executive employee costs, public company costs, audit and legal fees, corporate information technology costs and head office occupancy costs are disclosed as a separate line in the statement of operations.

     Corporate G&A expenses increased significantly from $20.6 million in 2005 to $33.4 million in 2006 due mainly to $7.8 million increased expenses related to stock-based compensation plans and $3.5 million related to a new branding/business strategy initiative. Our stock-based compensation plans are described in note 12 of our consolidated financial statements. We introduced four new plans during 2006 (one of which replaced the key executive employee benefit plan, which was fully vested in 2005) and the incremental cost of these plans was $3.4 million. All of our stock-based compensation plans are marked-to-market and the 20% rise in our share price during 2006 increased the plan liabilities at the end of last year and therefore compensation expense in 2006, by $3.8 million. We have entered into a share swap transaction with a major financial institution that partially mitigates the effect of these mark-to-market adjustments. The goal of the new branding/business strategy initiative is to increase our share of the resort and travel market by changing how and what we communicate to prospective customers. The costs in 2006 were primarily incurred in connection with research and concept testing. In addition to the above, the higher Canadian dollar increased reported corporate G&A by $1.4 million in 2006.

  Depreciation and Amortization

     Depreciation and amortization expense increased from $71.8 million in 2005 to $104.4 million in 2006. Early in fiscal 2006 we commenced a review of the useful lives and depreciation methods of our ski and resort operations assets. As a result of this review we increased depreciation and amortization expense in 2006 by $21.5 million. This adjustment includes both a prospective change from the current period in our depreciation method from declining balance to straight-line and a change in the useful lives of the assets to better reflect our historical operating experience and the remaining service and earning potential of the assets. We estimate that this change in the method of recognizing the carrying value of these assets against their remaining useful lives will increase depreciation and amortization expense on an ongoing annual basis by approximately $9 million.

     We depreciated our Squaw and Lake Las Vegas commercial assets for the first year in 2006 adding $2.9 million to depreciation expense and the translation effect of the higher Canadian dollar added a further $3.9 million. The balance of the increase was due to depreciation of our increased fixed asset base due to capital expenditures during 2005 and 2006.

  Write-down of Stand-alone Golf Course Assets in 2005

     During 2005 we decided that our stand-alone golf courses (Swaneset in British Columbia, Three Peaks in Colorado, South Mountain in Arizona and Big Island Country Club in Hawaii) no longer served our financial or strategic objectives and we implemented a plan to sell them. In preparation for sale, we engaged independent appraisers to value the operations and as a result we wrote down the golf assets by $17.6 million in 2005. During 2006 we sold the South Mountain and Big Island Country Club courses.

  Income Taxes

     Income tax expense was $8.1 million in 2006 compared with a recovery of $2.0 million in 2005 mainly due to earning approximately three times more pre-tax income in 2006. Note 13 of our consolidated financial statements provides a reconciliation between the income tax charge at the statutory rate (34.1%) and our actual income tax charge.

  Non-Controlling Interest

     Non-controlling interest increased from $9.4 million in 2005 to $33.1 million in 2006 due mainly to the inclusion of $18.5 million for our partner's profits on the sale of the property in Maui, as described in Review of Real Estate Development above. The balance of the increase was due to improved results of A&K and Whistler Blackcomb in 2006.

2006 FOURTH QUARTER RESULTS

     Total Company EBITDA was $35.6 million in the fourth quarter of 2006 (the "2006 quarter"), down from $47.5 million in the fourth quarter of 2005 (the "2005 quarter") mainly due to incurring higher corporate G&A expenses and somewhat lower EBITDA from resort and travel operations and real estate development. Significantly increased depreciation and amortization expense in the 2006 quarter was offset by the $17.6 million write-down of our stand-alone golf assets in the 2005 quarter resulting in a loss from continuing operations of $24.3 million ($0.49 per diluted share) in the 2006 quarter compared with a loss of $19.9 million ($0.41 per diluted share) in the 2005 quarter.

     Resort and travel operations revenue increased by $48.5 million to $203.1 million in the 2006 quarter, of which $7.5 million was due to the translation effect of the higher Canadian dollar. Revenue from our mountain resorts increased by $17.1 million due mainly to a 28% increase in skier visits. The timing of Easter in April in 2006 and in March in 2005 increased skier visits and revenue in the 2006 quarter but did not have a similar positive impact on the 2005 quarter. The largest increase was at Whistler Blackcomb where skier visits increased by 39% and revenue increased 33% due to strong growth in the regional market in response to significantly improved conditions. A&K continued its strong performance, achieving a 29%, or $14.1 million, increase in adventure-travel tour revenue. Sandestin also experienced significant revenue growth due in part to increased traffic to the resort and in part to receipt of a $2.7 million business interruption insurance claim related to the hurricanes in the first quarter of the fiscal year. Resort and travel operations incurred an EBITDA loss of $17.0 million in the 2006 quarter compared with a $15.4 million loss in the 2005 quarter. We incurred aggregate losses of $1.5 million in the 2006 quarter from Parque de Nieve and our commercial operations at Squaw Valley and Lake Las Vegas (these operations were capitalized in the 2005 quarter) and the termination of A&K's licensing agreement reduced EBITDA by $1.4 million.

     Management services revenue and EBITDA in the 2006 and 2005 quarters were broken down as follows:

                                                                2006 QUARTER       2005 Quarter
                                                              ----------------   ----------------
                                                              Revenue   EBITDA   Revenue   EBITDA
                                                              -------   ------   -------   ------
                                                                          (millions)
Services related to resort and travel operations
  Lodging and property management...........................   $25.5     $0.4     $17.6    $(0.9)
  Other resort and travel fees..............................     1.0     (0.8)      1.3     (1.2)
                                                               -----     ----     -----    -----
                                                                26.5     (0.4)     18.9     (2.1)
                                                               -----     ----     -----    -----
Services related to real estate development
  Real estate services fees.................................     4.1      2.4      10.6      7.6
  Playground sales fees.....................................    13.3      4.5      19.6      1.4
                                                               -----     ----     -----    -----
                                                                17.4      6.9      30.2      9.0
                                                               -----     ----     -----    -----
                                                               $43.9     $6.5     $49.1    $ 6.9
                                                               =====     ====     =====    =====

     The increases in revenue and EBITDA from lodging and property management were due mainly to opening new lodging operations at Les Arcs and Westin Trillium House at Blue Mountain and the acquisition in March 2006 of a lodging business at Seaside near Sandestin. The decrease in revenue and increase in EBITDA from other resort and travel fees was mainly due to curtailing our third-party reservations business which was incurring losses. We did not sell any new projects to partnerships during fiscal 2006 and the completion of construction of several projects that had been sold to partnerships in prior years reduced revenue and EBITDA from real estate services fees in the 2006 quarter. A slower resales market in Florida and the timing of project completions reduced Playground sales fee revenue in the 2006 quarter. Playground's EBITDA increased, however, because the full annual allocation of Playground G&A costs to the management services segment was made in the 2005 quarter whereas during fiscal 2006 we made allocations each quarter.

     Revenue from real estate development decreased, as expected, from $338.3 million in the 2005 quarter to $203.1 million in the 2006 quarter. We sold nine properties to partnerships for $180.7 million in the 2005 quarter and closed on the second phase of the sale of Mammoth lands to the partnership with Starwood for $42.6 million in the 2006 quarter. In addition to these transactions, we closed 254 units in the 2006 quarter at an average price per unit of $514,000 compared with 243 units in the 2005 quarter at an average price per unit of $592,000. The lower average price per unit reflects a much greater weighting of condo-hotel closings and much lower weighting of townhome closings in the 2006 quarter versus the 2005 quarter. Operating profit from real estate development was $39.9 million in the 2006 quarter, including $13.9 million from the Mammoth lands sale compared with $42.9 million in the 2005 quarter, including $11.5 million for project sales to cost accounted partnerships.

     Interest income, other income and other expenses increased from a loss of $0.3 million in the 2005 quarter to income of $0.8 million in the 2006 quarter. Increases in interest income and foreign exchange gains in the 2006 quarter were partially offset by $1.6 million of legal and other costs related to the sale of the company to Fortress and losses totaling $1.1 million on the sale of the South Mountain and Big Island Country Club golf courses. In the 2005 quarter we recorded a loss of $0.7 million on the sale of our Colorado-based reservations company.

     Interest expense increased from $12.5 million to $14.0 million as we capitalized less interest to real estate properties. Several properties, including our commercial assets at Squaw Valley and Lake Las Vegas, were completed at the beginning of the fiscal year and interest related to them was expensed in the 2006 quarter and capitalized in the 2005 quarter.

     Corporate G&A expenses increased from $5.2 million to $11.0 million due mainly to an increase of $3.8 million in compensation expenses, including stock-based compensation and $1.1 million of costs related to our new branding/corporate strategy initiative.

     Depreciation and amortization expense increased from $16.3 million to $30.2 million, including $4.0 million in connection with the change in the depreciation method and useful lives of our resort and travel operations assets. The majority of the adjustment related to this change was recorded in our third quarter. We began depreciating our Squaw and Lake Las Vegas commercial assets for the first time in the 2006 quarter adding $2.9 million to depreciation expense and the translation effect of the higher Canadian dollar added a further $1.7 million. The balance of the increase was due to depreciation of our increased fixed asset base due to capital expenditures during 2005 and 2006.

LIQUIDITY AND CAPITAL RESOURCES

  Cash Flows in 2006 compared with 2005

     The following table summarizes our major sources and uses of cash in 2006 and 2005. This table should be read in conjunction with the Consolidated Statements of Cash Flows.

                                                               2006     2005    Change
                                                              ------   ------   -------
                                                                     (millions)
Funds from continuing operations............................  $162.9   $101.5   $  61.4
Cash for real estate including partnership investments......  (159.8)   (12.2)   (147.6)
Cash for resort capex and other assets......................  (128.9)  (101.6)    (27.3)
Cash flow from long-term receivables and working capital....   (22.9)    59.5     (82.4)
Funds from discontinued operations..........................   (10.5)    14.9     (25.4)
                                                              ------   ------   -------
Free cash flow..............................................  (159.2)    62.1    (221.3)
Cash from (for) business acquisitions and disposals.........   163.7    (20.3)    184.0
                                                              ------   ------   -------
Net cash flow from operating and investing activities.......     4.5     41.8     (37.3)
Net financing outflows......................................   (25.0)   (10.7)    (14.3)
                                                              ------   ------   -------
Increase (decrease) in cash.................................  $(20.5)  $ 31.1   $ (51.6)
                                                              ======   ======   =======

     Funds from continuing operations increased from $101.5 million in 2005 to $162.9 million in 2006. An increase of $77.4 million in funds from real estate development and a decrease of $14.7 million in funds required for interest, costs to redeem senior notes and income taxes were partially offset by a decrease of $30.7 million in funds from resort and travel operations and management services, net of corporate G&A costs. For more details on the reasons for these changes see the Review of Operations sections earlier in this MD&A.

     Real estate development used $159.8 million of cash in 2006, significantly more than the $12.2 million in 2005. These amounts include cash requirements for real estate that we develop on our own as well as our net investment in real estate partnerships. The year-over-year shift was due mainly to selling eight projects to equity accounted partnerships in 2005 compared with none in 2006. Real estate cash flow in 2005 was also improved by $100.4 million as a result of selling our commercial properties. In addition to the cash requirements for the properties we owned in 2005, we spent $39.6 million in 2006 to acquire new land holdings at Hilton Head, South Carolina, Napa, California and St. Emilion, France for the future development of 1,800 units. We did not acquire any new land holdings during 2005.

     Expenditures on resort and travel operations assets ("capex") and other assets used $128.9 million of cash in 2006, up from $101.6 million in 2005. Capex comprised $99.4 million and $79.4 million, respectively, in 2006 and 2005 of these amounts. Each year we spend about $40 million on maintenance capex at our resorts and in our other resort and travel operations businesses. Maintenance capex is considered non-discretionary (since it is required to maintain the existing level of service) and comprises such things as snow grooming machine or golf cart replacement, snowmaking equipment upgrades and building refurbishments. Expansion capex (e.g., new lifts or new restaurants) is considered discretionary and the annual amount varies year by year. In 2006 our major expansion capex projects comprised $22.7 million for buildings, including the Stratton Mountain Inn and employee housing building in Winter Park, $14.4 million for lifts at Whistler, Snowshoe and Winter Park and $4.2 million to renovate the Baytowne golf course at Sandestin.

     We spent $29.5 million on other assets in 2006, up from $22.2 million that we spent in 2005. These expenditures mainly comprise furniture, fixtures and equipment outside of our resorts, information technology systems, long-term financing costs and miscellaneous investments. Expenditures in 2006 included an investment of $5.4 million for a lodging operation in Seaside near Sandestin.

     Long-term receivables and working capital used $22.9 million of cash in 2006 whereas these items generated $59.5 million of cash in 2005. This represents the cash flow from changes in receivables, other assets, payables and deferred revenue. Cash from real estate presales was $37.7 million lower at June 30, 2006 than the end of last year. The balance of the change was mainly due to decreasing payables in 2006.

     Funds from discontinued operations, being cash flow from Mammoth Mountain Ski Area prior to its sale, used $10.5 million of cash in 2006. The effective sale date was October 31, 2005 so cash flow from Mammoth's prime winter season was excluded. In 2005 funds from discontinued operations generated $14.9 million of cash since 12 months of operations were included. We continue to own 15% of Mammoth and subsequent to June 30, 2006 we received a dividend of $1.5 million in connection with our interest.

     Our businesses generated negative free cash flow of $159.2 million in 2006 compared with positive free cash flow of $62.1 million in 2005 due mainly to the additional cash requirements for real estate development.

     Business acquisitions and disposals generated $163.7 million of cash in 2006, including $149.1 million from the sale of the majority of our interest in Mammoth. In addition, we collected $14.4 million from the sale of our South Mountain golf course in June 2006. This sale was in line with the decision we made last year to exit the stand-alone golf business. We also sold our Big Island Country Club golf course in Hawaii, however no cash was collected on this sale in 2006. In 2005 we spent $20.3 million on business acquisitions and disposals, being $36.9 million to acquire the 55% of Alpine Helicopters that we did not already own, net of $15.2 million cash acquired on the acquisition of 67% of A&K and $1.5 million cash from miscellaneous asset sales. We have identified other non-core assets, including our golf operations at Swaneset and our commercial properties at Squaw Valley and Lake Las Vegas that we plan to sell in 2007.

     In total, our operating and investing activities generated $4.5 million of cash in 2006, down from $41.8 million of cash in 2005. Our financing activities used $25.0 million of cash in 2006, including $10.1 million, $22.3 million and $31.8 million, respectively, to pay dividends, distributions to our non-controlling interests in Whistler Blackcomb and A&K and repay bank and other borrowings. We also spent $2.4 million to acquire 86,900 of our common shares through a normal course issuer bid. The share buy back program was suspended after we initiated our review of strategic options that culminated in the agreement with Fortress. These outflows were partially funded by a $19.9 million dividend received from Mammoth before its sale and $21.7 million from employees exercising stock options. In 2005 our financing activities used $10.7 million of cash, with outflows of $23.9 million for dividends and distributions to non-controlling interests and inflows of $13.2 million from bank and other borrowings and stock option exercises.

  Contractual Obligations

     In our normal operations, we enter into arrangements that obligate us to make future payments under contracts such as debt and lease agreements. The following table summarizes our contractual obligations as at June 30, 2006:

                                                                      Payments Due by Period
                                                              ---------------------------------------
                                                              Less Than    1-3      4-5     More Than
                                                    Total      1 Year     Years    Years     5 Years
                                                   --------   ---------   ------   ------   ---------
                                                                       (millions)
Long-term debt...................................  $  915.6    $ 41.6     $151.0   $125.9    $597.1
Capital leases...................................      36.9       3.5        3.0      3.3      27.1
Interest payments on debt........................     373.0      69.3      114.4     97.1      92.2
Operating leases.................................     257.6      23.4       43.0     38.9     152.3
Purchase obligations(1)..........................     355.4     276.3       79.1       --        --
                                                   --------    ------     ------   ------    ------
Total contractual obligations....................  $1,938.5    $414.1     $390.5   $265.2    $868.7
                                                   ========    ======     ======   ======    ======

---------------

(1) Purchase obligations comprise construction and other contracts related primarily to our real estate business.

     Our primary contractual obligations are payments under long-term debt agreements. The amount due in less than one year includes $28.9 million of construction financing that we expect to repay from the proceeds of real estate closings. We expect to fund the remainder of the debt as well as the other contractual obligations in the ordinary course of business through our operating cash flows and our credit facilities.

     We have a number of revolving credit facilities to meet our contractual obligations and other capital requirements. Our main source of liquidity, our senior credit facility, was renewed during 2005 for a term of three years and its capacity was increased to $425 million. At June 30, 2006, we had drawn $145.7 million under this facility and we had also issued letters of credit for $76.6 million, leaving $202.7 million available to cover our future liquidity requirements. Several of our resorts and businesses also have lines of credit to fund seasonal cash requirements. Financing for real estate construction is generally provided through one-off project-specific loans. We believe that these credit facilities, combined with cash on hand and internally generated cash flow, are adequate to finance all of our normal operating needs.

  Off-Balance Sheet Arrangements

     We have no commitments that are not reflected in our balance sheets except for operating leases, which are included in the table of contractual obligations above, and commitments primarily under various servicing agreements that are secured by letters of credit. As disclosed in Note 15 of our consolidated financial statements, we have issued letters of credit for these purposes amounting to $88.1 million at June 30, 2006. We have no off-balance sheet arrangements that are expected to have a material effect on our results of operations, financial condition, liquidity or capital resources.

  Transactions with Related Parties

     In order to reduce our capital requirements for real estate development and to limit our exposure to the risks of the real estate business, we sell real estate properties to partnerships in which we hold an investment. Generally, at the time of sale, the properties have been designed into an individual project that has been pre-sold and is ready to commence construction. The partnerships construct the project, sell the remaining units and, on completion, transfer title to the end purchasers. In certain cases, we sell the properties to the partnership at the land acquisition phase and the partnership undertakes the land servicing and infrastructure work, project design, marketing and sales, construction and unit closings. Our equity interests in these partnerships range from 15% to 40%.

     In 2005 we also sold commercial properties at seven of our resorts to a partnership in which we hold a 20% interest. We lease approximately 30% of the space in these commercial properties for our resort and travel operations business and we head-lease certain vacant premises.

     Periodically we make advances to the partnerships, on which we earn interest, and we also earn fees by providing management services to the partnerships. Our exposure to losses is limited to our investment in and advances to the partnerships. Details of transactions with these partnerships are contained in Note 20 of our consolidated financial statements.

BUSINESS RISKS

     We are exposed to various risks and uncertainties in the normal course of our business that can cause variation in our results of operations and affect our financial condition. Some of these risks and uncertainties, as well as the factors or strategies that we employ to mitigate them, are discussed below. Additional risks and uncertainties not described below or not currently known to us could affect our businesses. It is impossible to predict whether any risk will occur, or if it does, what its ultimate consequences might be, hence the impact on our business could be materially different than we currently expect.

  Economic Downturn

     Skiing, golf and touring are discretionary recreational activities with relatively high participation costs. A severe economic downturn could reduce spending on recreational activities and result in declines in visits and revenue. In addition, a deterioration of economic conditions could weaken sales of resort real estate and reduce the value of our real estate assets.

     Mitigating factors and strategies:

     - The profile of our customer base, with incomes well above the national average, makes them less likely to have their leisure plans impacted by a recession.

     - The geographic diversity of our resort and travel operations reduces the impact of an economic downturn in any particular region.

     - Our practice of securing land through options or joint ventures and pre-selling real estate before the start of construction reduces the cost of land holdings and unsold real estate units in the event of a market downturn.

  Competition

     The industries in which we operate are highly competitive. There can be no assurance that our principal competitors will not be successful in capturing a share of our present or potential customer base.

     Mitigating factors and strategies:

     - The mountain resort industry has significant barriers to entry (e.g., very high start-up costs, significant environmental hurdles) so very few new resorts are being created.

     - Our resorts have natural competitive advantages (e.g., in terms of location, vertical drop and quality of terrain) and we have enhanced those advantages by upgrading the facilities on the mountain and building resort villages at the base.

     - We have a loyal customer base that is strongly committed to our resorts, products and services.

     - We control substantially all of the supply of developable land at our resorts.

     - We have expertise in all aspects of the development process, including resort master-planning, project design, construction, sales and marketing, and property management.

  Growth Initiatives

     We intend to increase revenue and EBITDA by acquiring new businesses, establishing strategic partnerships and securing management contracts. New acquisition opportunities may not exist on favorable terms and newly managed or acquired businesses may not be successfully integrated into our existing operations.

     Mitigating factors and strategies:

     - We operate exclusively in the leisure and resort real estate industries and we will not make any investments in businesses outside these industries.

     - We have scalable organizational structures that allow us to add new businesses without significantly impacting our systems and human resources.

  Capital Expenditures

     Our competitive position depends, in part, on our ability to maintain and improve the quality of our resort and travel operations facilities, which requires significant capital expenditures. In addition, we require significant capital expenditures to expand our real estate holdings and carry out our development activities. Adequate funds may not be available to make all planned or required capital expenditures and, if they are available, there is no assurance that they will lead to improved results.

     Mitigating factors and strategies:

     - Our strategy of teaming with financial partners reduces the amount that we have to fund for capital expenditures.

     - Our senior managers are focused on return on capital measures and their bonus entitlements are tied in part to achieving return on capital targets.

  Currency Fluctuations

     A significant shift in the value of the Canadian dollar, particularly against the U.S. dollar, could impact visits and therefore earnings at our Canadian resorts. In addition, since we report earnings in U.S. dollars but our income is derived from Canadian, U.S. and international sources, we are exposed to foreign currency exchange risk in our reported earnings. Revenues and expenses of our Canadian or international operations will be impacted by changes in exchange rates when they are reported in U.S. dollars.

     Mitigating factors and strategies:

     - We have a natural hedge since, to the extent increases in the value of the Canadian dollar reduce visits to our Canadian resorts they also increase our earnings when reported in U.S. dollars.

  World Events

     World events, such as international conflicts, terrorism or contagious illness outbreaks, may disrupt domestic or international travel patterns, which could reduce revenue in our resort operations and luxury-travel businesses. In addition, many of A&K's operations are located in countries that are more susceptible to political or social incidents that could impact demand for adventure-travel tours.

     Mitigating factors and strategies:

     - Our customers have a high degree of commitment (e.g., as season pass holders or property owners).

     - A significant proportion of our visitors drive to our resorts (approximately 85% of all resort visits) and are not reliant on air travel.

     - Our investment in customer relationship management tools and personnel allows us to readily communicate with our database of customers and market products to them.

  Unfavorable Weather Conditions

     Our ability to attract visitors to our mountain resorts is influenced by weather conditions and the amount of snowfall during the ski season. In addition, Sandestin is located in an area of Florida that frequently suffers adverse weather caused by hurricanes and other tropical storms. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on our operating results.

     Mitigating factors and strategies:

     - The geographic diversity of our resort and travel operations reduces the risk associated with a particular region's weather patterns.

     - Our investment in snowmaking compensates for poor natural snow conditions. Snowmaking is particularly important in the East due to the number of competing resorts and less reliable snowfall. We have an average of more than 90% snowmaking coverage across our five eastern resorts.

     - Our villages attract destination visitors who book in advance, stay several days and are less likely than day visitors to change their vacation plans at short notice.

  Seasonality of Operations

     Resort and travel operations are highly seasonal. In fiscal 2006, approximately 56% of our resort and travel operations revenue was generated during the period from December to March, the prime ski season. Furthermore, during this period a significant portion of revenue is generated on certain holidays, particularly Christmas/New Year, Presidents' Day and school spring breaks, and on weekends. Our real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period. This seasonality of operations impacts reported quarterly earnings. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year.

     Mitigating factors and strategies:

     - We have taken steps at our mountain resorts to balance our revenue and earnings throughout the year by investing in four-season amenities and growing summer and shoulder-season businesses.

     - Sandestin and A&K help to counterbalance the seasonality of our mountain resort operations since the non-winter months are their prime season.

  Risks Specific to Real Estate Development

     As a real estate developer we are exposed to several industry-specific risks, including: an inability to obtain zoning approvals or building permits; construction and other development costs could exceed our budgets; project completion could be delayed; and purchasers could rescind their purchase contracts. In addition there is no assurance that market conditions will support our planned real estate development activities.

     Mitigating factors and strategies:

     - Our experience in resort master planning equips us to deal with municipal approval agencies and our approach of consulting with all community stakeholders during the planning process helps to ensure that we face less resistance at public hearings.

     - We are not in the construction business -- we engage general contractors under fixed-price contracts with completion penalties.

     - Our presales contracts generally require purchasers to put down 20% deposits, i.e., generally in the range of $50,000 to $150,000, which they forfeit if they do not close.

     - For the projects that are sold to partnerships the risks of cost overruns, construction completion and purchaser contract rescissions are borne by the partnership rather than Intrawest.

CRITICAL ACCOUNTING POLICIES

     Our significant policies are described in Note 2 of our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. These estimates and judgments are based on factors that are inherently uncertain. On an ongoing basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual amounts could differ from those based on such estimates and assumptions.

     We believe the following critical accounting policies call for management to make significant judgments and estimates that are complex and subjective.

     FUTURE NET CASH FLOWS FROM PROPERTIES. Resort properties, which totaled $746.8 million at June, 30, 2006, are recorded at the lower of cost and net realizable value. In determining net realizable value it is necessary, on a non-discounted basis, to estimate the future cash flows from each individual project for the period from the start of land servicing to the sell-out of the last unit. This involves making assumptions about project demand and sales prices, construction and other development costs, and project financing. Changes in our assumptions could affect future cash flows from properties leading to reduced real estate profits or potentially property write-downs.

     REVENUE RECOGNITION. Resort and travel operations and management services revenue is recognized as products are delivered and services are performed. Some of this revenue is deferred (e.g., sales of season ski passes and club memberships) and recognized later based on our estimate of usage. Real estate revenue is generally recognized when we have fulfilled all major conditions, title has been conveyed to the purchaser and we have received a payment that is appropriate in the circumstances. Judgment is required in the determination of which major conditions may be important and also the timing of when they have been satisfied. We must also make assumptions that affect real estate expenses, including the remaining costs to be incurred on units sold and, since costs are allocated to units sold using the relative sales value method, future revenue from unsold units.

     USEFUL LIVES FOR DEPRECIABLE ASSETS. Resort and travel operations assets and administrative furniture, computer equipment, software and leasehold improvements are depreciated using the straight-line method over the estimated useful life of the asset. Due to the relatively large proportion of these assets relative to total assets (41% at June 30, 2006), the selections of the method of depreciation and length of depreciation period could have a material impact on depreciation expense and the net book value of assets. Assets may become obsolete or require replacement before the end of their estimated useful life in which case any remaining unamortized costs would be written off.

     During 2006 we reviewed the useful lives and depreciation method of our resort and travel operations assets. As a result of this review we changed our depreciation method from declining balance to straight-line and we also changed the useful lives of many assets. Depreciation and amortization expense increased by $21.5 million in 2006 due to these changes.

     VALUE OF FUTURE INCOME TAX ASSETS AND LIABILITIES. In determining our income tax provision, we are required to interpret tax legislation in a variety of jurisdictions and make assumptions about the expected timing of the reversal of future tax assets and liabilities. In the event that our interpretations differed from those of the taxing authorities or that the timing of reversals is not as anticipated, the tax provision could increase or decrease in future periods.

At June 30, 2006, we had accumulated $112.5 million of non-capital loss carryforwards, which expire at various times through 2026. We have determined that it is more likely than not that the benefit of these losses will be realized in the future and we have recorded future tax assets of $40.8 million related to them. If it is determined in the future that it is more likely than not that all or a part of these future tax assets will not be realized, we will make a charge to earnings at that time.

     CONSOLIDATION OF VARIABLE INTEREST ENTITIES ("VIES"). The VIE rules provide guidance on the identification and reporting of entities over which control is achieved through means other than voting rights. We are required to identify VIEs in which we have an interest, determine whether we are the primary beneficiary of the VIE (the party that will absorb the majority of the VIE's expected losses, or receive a majority of its expected returns) and, if so, consolidate the VIE. The accounting rules are complex and judgment is required to interpret them. We must make estimates about future cash flows, asset hold periods and probabilities of various scenarios occurring. If we made different estimates, it could result in differing conclusions as to whether or not an entity is a VIE and whether or not the entity would need to be consolidated.

     At January 1, 2005, when Canadian GAAP required us to adopt the VIE standard we determined that we were the primary beneficiary of three
VIEs -- Maui Beach Resort Limited Partnership, Orlando Village Development Limited Partnership and Tower Ranch Development Partnership. In June 2006 Maui Beach Resort Limited Partnership and Orlando Village Development Limited Partnership were restructured and we ceased to be their primary beneficiary. As a result, these entities were accounted for on an equity basis as at June 30, 2006. In August 2005 Maui Beach Resort Limited Partnership sold a property for proceeds of $73.3 million and a profit of $43.9 million. Since we were the primary beneficiary of the partnership at that time we recognized 100% of the revenue and profit and recorded the partner's share of the profit of $18.5 million in non-controlling interest. This accounting result was not changed as a result of the subsequent restructuring of the partnership. If we had not been the primary beneficiary when the sale closed we would have accounted for the transaction on an equity basis and recorded only our share of the profit of $25.4 million in the statement of operations.

DISCLOSURE CONTROLS AND PROCEDURES

     Our senior management, which includes the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the policies of the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

ADDITIONAL INFORMATION

  Total Company EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Cash flow provided by (used in) continuing operating
  activities................................................  $(47.3)  $208.7
Add (deduct):
  Changes in non-cash operating assets & liabilities........   210.2   (107.2)
  Current income tax expense................................    38.3     27.2
  Interest expense..........................................    47.6     44.2
  Interest in real estate costs.............................    27.6     35.4
  Call premium and unamortized costs on senior notes
     redeemed...............................................      --     30.2
                                                              ------   ------
                                                               276.4    238.5
Interest and other income net of non-cash items.............    (8.9)   (13.4)
                                                              ------   ------
TOTAL COMPANY EBITDA........................................  $267.5   $225.1
                                                              ======   ======

  Resort and Travel Operations EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Resort operations revenue...................................  $936.1   $806.6
Resort operations expenses..................................   847.4    707.0
                                                              ------   ------
RESORT OPERATIONS EBITDA....................................  $ 88.7   $ 99.6
                                                              ======   ======

  Management Services EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Management services revenue.................................  $172.5   $176.7
Management services expenses................................   135.5    133.7
                                                              ------   ------
MANAGEMENT SERVICES EBITDA..................................  $ 37.0   $ 43.0
                                                              ======   ======

  Real Estate Development EBITDA

                                                               2006     2005
                                                              ------   ------
                                                                (millions)
Real estate development contribution........................  $147.6   $ 67.6
Interest in real estate expenses............................    27.6     35.4
                                                              ------   ------
REAL ESTATE DEVELOPMENT EBITDA..............................  $175.2   $103.0
                                                              ======   ======

  Selected Annual Information

                                                                2006       2005       2004
                                                              --------   --------   --------
                                                                 (in millions of dollars,
                                                                except per share amounts)
Total revenue...............................................  $1,610.4   $1,618.4   $1,491.4
Income from continuing operations...........................      55.3       24.1       52.1
Results of discontinued operations..........................      59.9        8.7        7.8
Net income..................................................     115.2       32.8       59.9
Total assets................................................   2,667.1    2,679.8    2,258.9
Total liabilities per common share..........................   1,666.6    1,833.3    1,475.2
Income from continuing operations
  Basic.....................................................      1.14       0.50       1.10
  Diluted...................................................      1.12       0.50       1.09
Net income
  Basic.....................................................      2.37       0.69       1.26
  Diluted...................................................      2.33       0.68       1.25
Cash dividends declared per common share (Canadian
  dollars)..................................................      0.24       0.16       0.16

QUARTERLY FINANCIAL SUMMARY

                                       Q4-06    Q3-06    Q2-06    Q1-06    Q4-05    Q3-05    Q2-05    Q1-05
                                       ------   ------   ------   ------   ------   ------   ------   ------
                                                      (in millions, except per share amounts)
Total revenue........................  $445.2   $550.0   $317.5   $297.6   $532.3   $465.0   $419.1   $202.0
Income (loss) from continuing
  operations.........................   (24.3)    61.0     11.3      7.3    (19.9)    62.7    (10.5)    (8.2)
Results of discontinued operations...      --       --     57.9      1.9      0.7      3.5      3.4      1.1
Net income (loss)....................   (24.3)    61.0     69.3      9.2    (19.2)    66.2     (7.1)    (7.1)
Per Common Share:
Income (loss) from continuing
  operations
  Basic..............................   (0.49)    1.25     0.23     0.15    (0.42)    1.31    (0.22)   (0.17)
  Diluted............................   (0.49)    1.23     0.23     0.15    (0.41)    1.31    (0.22)   (0.17)
Net income (loss)
  Basic..............................   (0.49)    1.25     1.43     0.19    (0.40)    1.39    (0.15)   (0.15)
  Diluted............................   (0.49)    1.23     1.41     0.19    (0.40)    1.38    (0.15)   (0.15)

     Several factors impact comparability between quarters:

     - The timing of acquisitions. In the first quarter of 2005 we acquired 67% of A&K and in the second quarter of 2005 we acquired the 55% of Alpine Helicopters that we did not already own.

     - The seasonality of our resort and travel operations. Revenue and EBITDA from this business are weighted disproportionately to our third quarter.

     - The timing of project completions and real estate closings. Generally we close more units in the fourth quarter.

     - The timing of refinancings. In the second quarter of 2005 we redeemed senior notes and expensed call premium and unamortized financing costs.

     - The timing of recording reserves and valuation adjustments. In the fourth quarter of 2005 we wrote down the value of our stand-alone golf courses.

OUTSTANDING SHARE DATA

     As at September 1, 2006, we have issued and there are outstanding 49,063,126 common shares and stock options exercisable for 2,827,400 common shares.

                          MANAGEMENT'S RESPONSIBILITY

     The accompanying consolidated financial statements of Intrawest Corporation have been prepared by management and approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

     To assist management in discharging these responsibilities, the Company maintains a system of internal controls that is designed to provide management with reasonable assurance regarding the reliability of financial reporting. The system of internal controls is monitored by internal audit. The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee composed entirely of independent directors. The Committee meets with the independent auditors and internal auditor (who both have direct access to the Audit Committee, independent of management) and with management to satisfy itself that each group is properly discharging its responsibilities and to review the consolidated financial statements and management's discussion and analysis. The Audit Committee reports its findings to the Board for consideration in approving the consolidated financial statements for issuance to the shareholders.

     The Company's independent auditors, KPMG LLP, have been appointed by the shareholders to express their professional opinion on the fairness of the consolidated financial statements. Their report follows.


LOGO                                             LOGO
Joe S. Houssian
Chairman, President and Chief Executive Officer  John E. Currie
September 1, 2006                                Chief Financial Officer

                      AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Intrawest Corporation as at June 30, 2006 and 2005 and the consolidated statements of operations, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

-s- KPMG LLP
Chartered Accountants
Vancouver, Canada
September 1, 2006

                             INTRAWEST CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                             JUNE 30, 2006 AND 2005

                                                                 2006          2005
                                                              ----------    -----------
                                                                            (RESTATED)
                                                                            (NOTE 2(W))
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  120,374    $  140,878
  Amounts receivable (note 4)...............................     200,648       194,258
  Other assets (note 5(a))..................................     179,135       166,029
  Resort properties (note 6)................................     348,515       388,510
  Future income taxes (note 13).............................      33,528        29,927
                                                              ----------    ----------
                                                                 882,200       919,602
Amounts receivable (note 4).................................      46,788        78,877
Resort and travel operations (note 7).......................   1,046,397     1,034,187
Resort properties (note 6)..................................     398,241       403,252
Other assets (note 5(b))....................................     133,783       107,363
Investment in and advances to real estate partnerships (note
  20).......................................................     138,200       109,037
Goodwill....................................................      21,473        27,483
                                                              ----------    ----------
                                                              $2,667,082    $2,679,801
                                                              ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Amounts payable...........................................  $  295,579    $  275,176
  Deferred revenue and deposits (note 8)....................     193,428       233,469
  Bank and other indebtedness (note 9)......................      45,072        82,144
                                                              ----------    ----------
                                                                 534,079       590,789
Deferred revenue and deposits (note 8)......................     104,290       132,866
Bank and other indebtedness (note 9)........................     907,433       941,279
Future income taxes (note 13)...............................      70,774        92,010
Non-controlling interest....................................      50,014        76,339
                                                              ----------    ----------
                                                               1,666,590     1,833,283
Shareholders' equity:
  Capital stock (note 11)...................................     491,095       469,162
  Retained earnings.........................................     445,864       342,013
  Foreign currency translation adjustment...................      63,533        35,343
                                                              ----------    ----------
                                                               1,000,492       846,518
                                                              ----------    ----------
                                                              $2,667,082    $2,679,801
                                                              ==========    ==========

Contingencies and commitments (note 15)
Subsequent event (note 23)

Approved on behalf of the Board:

            (signed) JOE S. HOUSSIAN                         (signed) PAUL M. MANHEIM
                    Director                                         Director

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

                                                                 2006           2005
                                                              ----------    ------------
                                                                             (RESTATED)
                                                                            (NOTE 2(W))
                                                                   (IN THOUSANDS OF
                                                                UNITED STATES DOLLARS,
                                                              EXCEPT PER SHARE AMOUNTS)
Resort and travel operations:
  Revenue...................................................  $ 936,116       $806,553
  Expenses..................................................    847,428        707,002
                                                              ---------       --------
  Resort and travel operations contribution.................     88,688         99,551
                                                              ---------       --------
Management services:
  Revenue...................................................    172,540        176,687
  Expenses..................................................    135,536        133,658
                                                              ---------       --------
  Management services contribution..........................     37,004         43,029
                                                              ---------       --------
Real estate development:
  Revenue...................................................    488,610        627,515
  Expenses..................................................    345,563        561,915
                                                              ---------       --------
                                                                143,047         65,600
  Income from equity accounted investments..................      4,542          2,039
                                                              ---------       --------
  Real estate development contribution......................    147,589         67,639
                                                              ---------       --------
Income before undernoted items..............................    273,281        210,219
Interest income, other income and other expenses............      8,625          5,620
Interest expense (note 16)..................................    (47,562)       (44,165)
Corporate general and administrative expenses...............    (33,405)       (20,571)
Depreciation and amortization...............................   (104,409)       (71,837)
Call premium and unamortized costs of senior notes
  redeemed..................................................         --        (30,173)
Write-down of stand-alone golf course assets................         --        (17,568)
                                                              ---------       --------
Income from continuing operations before income taxes and
  non-controlling interest..................................     96,530         31,525
Recovery of (provision for) income taxes (note 13)..........     (8,120)         1,990
Non-controlling interest....................................    (33,079)        (9,448)
                                                              ---------       --------
Income from continuing operations...........................     55,331         24,067
Results of discontinued operations (note 3).................     59,879          8,748
                                                              ---------       --------
Net income for the year.....................................    115,210         32,815
                                                              ---------       --------
Retained earnings, beginning of year, as previously
  stated....................................................    345,348        318,883
Change in accounting policy (note 2(w)).....................     (3,335)        (3,536)
                                                              ---------       --------
Retained earnings, beginning of year, as restated...........    342,013        315,347
Share repurchase adjustment.................................     (1,245)            --
Dividends...................................................    (10,114)        (6,149)
                                                              ---------       --------
Retained earnings, end of year..............................  $ 445,864       $342,013
                                                              =========       ========
Income from continuing operations per common share:
  Basic.....................................................  $    1.14       $   0.50
  Diluted...................................................       1.12           0.50
Net income per common share
  Basic.....................................................  $    2.37       $   0.69
  Diluted...................................................       2.33           0.68
                                                              =========       ========
Weighted average number of common shares outstanding (in
  thousands)
  Basic.....................................................     48,686         47,814
  Diluted...................................................     49,407         47,924
                                                              =========       ========

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005

                                                                2006          2005
                                                              ---------    -----------
                                                                           (RESTATED)
                                                                           (NOTE 2(W))
                                                                  (IN THOUSANDS OF
                                                               UNITED STATES DOLLARS)
Cash Provided By (Used In):
Operations:
  Net income................................................  $ 115,210     $  32,815
  Items not affecting cash:
     Results of discontinued operations.....................    (59,879)       (8,748)
     Depreciation and amortization..........................    104,409        71,837
     Future income taxes....................................    (30,204)      (29,160)
     Income from equity accounted investments...............     (4,542)       (2,039)
     Amortization of deferred financing costs...............      2,608         2,484
     Stock-based compensation...............................      1,056           883
     Non-controlling interest...............................     33,079         9,448
     Loss on asset disposals................................      1,179           372
     Non-cash costs of senior notes redeemed................         --         4,842
     Amortization of benefit plan...........................         --         1,159
     Write-down of stand-alone golf assets..................         --        17,568
                                                              ---------     ---------
  Funds from continuing operations..........................    162,916       101,461
  Recovery of costs through real estate sales...............    339,067       534,315
  Acquisition and development of properties held for sale...   (526,292)     (486,629)
  Changes in long-term amounts receivable, net..............     20,846         2,703
  Changes in non-cash operating working capital (note 21)...    (43,793)       56,824
                                                              ---------     ---------
                                                                (47,256)      208,674
  Funds from discontinued operations (note 3)...............    (10,541)       14,947
                                                              ---------     ---------
                                                                (57,797)      223,621
Financing:
  Proceeds from bank and other borrowings...................    115,973       486,175
  Repayment of bank and other borrowings....................   (147,735)     (476,646)
  Issue of common shares for cash...........................     21,745         3,635
  Purchase of common shares.................................     (2,423)           --
  Dividends received........................................     19,862            --
  Dividends paid............................................    (10,114)       (6,149)
  Distributions to non-controlling interest.................    (22,290)      (17,734)
                                                              ---------     ---------
                                                                (24,982)      (10,719)
Investments:
  Proceeds from (expenditures on):
     Resort and travel operations assets....................    (99,449)      (79,375)
     Other assets...........................................    (29,465)      (22,227)
     Investment in real estate partnerships.................     27,452       (59,912)
     Business acquisitions, net of cash acquired............         --       (21,788)
     Proceeds on sale of business, net of cash disposed of
      (note 3)..............................................    149,087            --
     Asset disposals........................................     14,650         1,462
                                                              ---------     ---------
                                                                 62,275      (181,840)
                                                              ---------     ---------
Increase (decrease) in cash and cash equivalents............    (20,504)       31,062
Cash and cash equivalents, beginning of year................    140,878       109,816
                                                              ---------     ---------
Cash and cash equivalents, end of year......................  $ 120,374     $ 140,878
                                                              =========     =========

Supplementary information (note 21)

          See accompanying notes to consolidated financial statements.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

1.  OPERATIONS:

    Intrawest Corporation was formed under the Company Act (British Columbia) and was continued under the Canada Business Corporations Act. Through its subsidiaries, the Company is engaged in the development and operation of mountain and golf resorts principally throughout North America and the provision of tour and travel services to destinations around the world.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    (a)  Basis of presentation:

       The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada as prescribed by The Canadian Institute of Chartered Accountants. Information regarding United States GAAP as it affects the Company's consolidated financial statements is presented in note 22.

    (b)  Principles of consolidation:

       The consolidated financial statements include:

       (i)   the accounts of the Company and its subsidiaries;

       (ii) the accounts of all incorporated and unincorporated joint ventures, including non-controlled partnerships, to the extent of the Company's interest in their respective assets, liabilities, revenues and expenses; and

       (iii) the accounts of all variable interest entities in which the Company is determined to be the primary beneficiary.

       The Company's principal subsidiaries and joint ventures are as follows:

                                                                       Percentage interest
                                                                             held by
         Subsidiaries                                                    the Company (%)
         ------------                                                  -------------------
         Blackcomb Skiing Enterprises Limited Partnership............           77
         Whistler Mountain Resort Limited Partnership................           77
         IW Resorts Limited Partnership..............................          100
         Mont Tremblant Resorts and Company, Limited Partnership.....          100
         Abercrombie & Kent Group of Companies, S.A. ("A&K").........           67
         Alpine Helicopters Ltd. ("Alpine")..........................          100
         Copper Mountain, Inc. ......................................          100
         Intrawest California Holdings, Inc. ........................          100
         Intrawest Golf Holdings, Inc. ..............................          100
         Intrawest Resorts, Inc. ....................................          100
         Intrawest Retail Group, Inc. ("Retail Group")...............          100
         Intrawest Sandestin Company, L.L.C. ("Sandestin")...........          100
         Intrawest/Winter Park Holdings Corporation..................          100
         Mountain Creek Resort, Inc. ................................          100
         Playground Destination Properties Inc. .....................          100
         Snowshoe Mountain, Inc. ....................................          100
         The Stratton Corporation....................................          100

                                                                   Percentage interest
                                                                         held by
         Joint Ventures and Non-controlled Partnerships (note 14)    the Company (%)
         --------------------------------------------------------  -------------------
         Blue Mountain Resorts Limited...                                   50
         Blue River Land Company, LLC...                                    50
         Chateau M.T. Inc. ..........                                       50
         Intrawest/Brush Creek Development Company LLC...                   50
         Intrawest/Lodestar Golf Limited Partnership...                     35

       All significant intercompany balances and transactions have been eliminated.

    (c)  Accounting for investments:

       Effective January 1, 2005, the Company adopted CICA Accounting Guideline 15 "Consolidation of Variable Interest Entities" ("VIEs") on a prospective basis. The guideline provides guidance on the identification and reporting of entities over which control is achieved through means other than voting rights. The guideline requires companies to identify VIEs in which they have an interest, determine

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       whether they are the primary beneficiary of the VIE and, if so, consolidate the VIE. The primary beneficiary is the party, if any, that will receive a majority of the VIE's expected residual returns, or absorb the majority of its expected losses, or both.

       At the effective date the Company determined that it was the primary beneficiary of three VIEs -- Maui Beach Resort Limited Partnership, Orlando Village Development Limited Partnership and Tower Ranch Development Partnership.

       In June 2006 Maui Beach Resort Limited Partnership and Orlando Village Development Limited Partnership were restructured and the Company ceased to be their primary beneficiary. As a result, these entities were accounted for on an equity basis as at June 30, 2006. The Company's future exposure to loss regarding its involvement with these partnerships is represented by the carrying value of its investment in these entities, which at June 30, 2006 was $32,500,000.

       The Company accounts for investments in which it is able to exercise significant influence in accordance with the equity method. Under the equity method, the original cost of the investment is adjusted for the Company's share of post-acquisition earnings or losses, less dividends.

       Investments in which the Company does not have significant influence are accounted for by the cost method. Under the cost method, investments are carried at cost and income is reflected only to the extent of dividends received or receivable.

    (d)  Use of estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       The significant areas requiring management estimates include the estimates of future net cash flows from properties, useful lives for depreciation, the timing of revenue recognition, the determination of the primary beneficiary of a VIE and the value of future income tax assets and liabilities.

       During the year ended June 30, 2006, the Company reviewed the useful lives and depreciation methods of its resort and travel operations assets (note 2(g)) and administrative furniture (note 2(h)). As a result of this review the Company increased depreciation and amortization expense by $21,512,000 in the current year. This adjustment includes both a prospective change in the current period in the depreciation method from declining balance to straight-line and a change in the estimated useful lives of the assets to better reflect the remaining service and earning potential of the assets and the Company's historical operating experience.

    (e)  Cash equivalents:

       The Company considers all highly liquid investments with terms to maturity of three months or less when acquired to be cash equivalents.

    (f)   Resort properties:

       (i)   Properties under development and held for sale:

          Properties under development and held for sale are recorded at the lower of cost and net realizable value. Cost includes all expenditures incurred in connection with the acquisition, development and construction of these properties. These expenditures consist of all direct costs, interest on specific debt, interest on that portion of total costs financed by the Company's pooled debt, and an allocation of indirect overhead. Net results of operations prior to the earlier of attaining break-even cash flow after debt servicing or the expiration of a reasonable period of time following substantial completion or incidental operations related specifically to properties under development and held for sale are treated as an increase in or a reduction of costs.

          Costs associated with the development of sales locations of the vacation ownership business, including operating and general and administrative costs incurred until a location is fully operational, are capitalized. The results of incidental operations related specifically to a location are treated as an increase in or a reduction of costs during the start-up period. These net costs are amortized on a straight-line basis over seven years.

          The Company defers costs directly relating to the acquisition of new properties and resort businesses that, in management's judgment, have a high probability of closing. If the acquisition is abandoned, any deferred costs are expensed immediately.

          The Company provides for write-downs where the carrying value of a particular property exceeds its net realizable value.

       (ii)  Classification:

          Properties that are currently under construction and properties available for sale are classified as current assets. Related bank and other indebtedness is classified as a current liability.

    (g)  Resort and travel operations:

       Resort and travel operations assets are stated at cost less accumulated depreciation. Costs of ski lifts, area improvements and buildings are capitalized. During the year ended June 30, 2006, the Company changed its estimate of the useful lives and depreciation methods of these

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       assets (note 2 (d)). Depreciation is provided using the straight-line method over the estimated useful lives of each asset category, which are as follows:

                                                                         YEARS
                                                                        --------
         Buildings and building improvements.........................   15 to 40
         Ski lifts...................................................         30
         Golf courses................................................         30
         Area improvements...........................................   25 to 30
         Automotive, helicopters and other equipment.................    2 to 20

       Certain buildings, area improvements and equipment are located on leased or licensed land and are depreciated over the lesser of the lease or license term or useful life.

    (h) Administrative furniture, computer equipment, software and leasehold improvements:

       Administrative furniture, computer equipment and software are stated at cost less accumulated depreciation. Included in software costs are any direct costs incurred developing internal-use software. During the year ended June 30, 2006, the Company changed its estimate of the useful lives and depreciation methods of its administrative furniture (note 2(d)). Depreciation of administrative furniture, computer equipment and software is provided using the straight-line method over useful lives ranging from three to 15 years.

       Leasehold improvements are stated at cost less accumulated amortization. Amortization is provided using the straight-line method over the lease term.

    (i)   Other assets:

       (i) Inventories are recorded at the lower of cost and net realizable value, and consist primarily of retail goods, food and beverage products, and operating supplies.

       (ii) Restricted cash deposits mainly comprise purchaser down payments for real estate units under construction and guest lodging or tour deposits located in jurisdictions that require such down payments or deposits to be retained in a trust account. Such restricted cash deposits are released to the Company at the time title to a completed real estate unit is transferred to the purchaser or when the guest occupies the lodging facilities or embarks on the tour.

       (iii) Deferred financing costs consist of legal and other fees directly related to the debt financing of the Company's businesses. These costs are amortized on a straight-line basis to interest expense over the term of the related financing.

       (iv) Intangible assets with finite useful lives are costs that have been allocated to contracts and customer lists and are amortized on a straight-line basis over their estimated useful lives.

    (j)   Asset retirement obligations:

       An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying value of the related long-lived asset is increased by the same amount as the liability. The Company has reviewed its long-lived assets and determined that its asset retirement obligations are limited to certain of the land lease arrangements related to the Company's resort operations that require remediation steps to be taken on termination of the lease arrangement. As the Company has the intention to operate its resorts indefinitely, it is unable to make a reasonable estimate of the fair values of the ultimate asset retirement obligations.

    (k)   Impairment of long-lived assets:

       Long-lived assets subject to amortization, including resort and travel operations assets, equipment and purchased intangibles, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted cash flows expected to result from their use and their eventual disposition. The impairment loss is determined as the amount by which the long-lived asset's carrying amount exceeds its fair value less costs to sell.

    (l)   Goodwill:

       Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. The Company does not amortize goodwill but it is subject to an impairment test on an annual basis and whenever events and changes in circumstances indicate that the carrying amount may not be recoverable.

    (m)  Deferred revenue and deposits:

       Deferred revenue mainly comprises real estate deposits, deferred gains on residential and commercial property sales to partnerships (note 20), lodging and tour deposits, club initiation deposits, season pass revenue, commission revenue and government assistance.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Deferred gains on residential sales are recognized when the land is developed into projects and revenue from the sale of the projects is realized by the partnerships. Deferred gains on commercial property sales are recognized over the useful lives of the properties. Deferred revenue relating to club initiation deposits is recognized on a straight-line basis over the estimated membership terms. Deferred revenue relating to the sale of season passes is recognized throughout the season based on the number of skier visits. Deferred revenue relating to government assistance for resort and travel operations assets is recognized on the same basis as the related assets are amortized. Deferred revenue relating to government assistance for properties under development is recognized as the properties are sold.

    (n)  Government assistance:

       The Company periodically applies for financial assistance under available government incentive programs. Non-repayable government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets.

    (o)  Bank and other indebtedness:

       Under the terms of certain of its debt agreements, the Company has agreed to indemnify its lenders against changes in withholding taxes. These indemnifications extend for the term of the indebtedness and do not have a limit on the maximum potential liability. As the possibility for payment under these indemnifications is fully dependent on potential changes in income tax laws by government authorities, the occurrence of which is not determinable in advance of specific legislative action, the Company is unable to make an estimate of its maximum potential liability. Should such amounts become payable, the Company and its subsidiaries would have the option of repaying those debts. No amount has been accrued in the consolidated financial statements with respect to these indemnifications.

    (p)  Self-insured liabilities:

       The Company has a policy of self-insurance when the foreseeable losses from self-insurance are low relative to the cost of purchasing third-party insurance. The self-insurance program includes workers' compensation, property, automobile and general liability coverage. The accrual for self-insured liabilities is based on management's best estimate of the ultimate cost to settle claims considering historical claims experience, claims filed and the advice of actuaries and plan administrators.

    (q)  Revenue recognition:

       (i) Resort and travel operations revenue is recognized as the service is provided.

       (ii) Revenue from the sale of properties is recorded generally when title to the completed unit is conveyed to the purchaser, the purchaser becomes entitled to occupancy and the purchaser has made a payment that is appropriate in the circumstances.

       (iii) Points revenue associated with membership in the vacation ownership business of Club Intrawest (which revenue is included in real estate sales) is recognized when the purchaser has paid the amount due on closing, all contract documentation has been executed and all other significant conditions of sale are met.

       (iv) Management services revenue is recognized as the service is provided. Reservation fee revenue is recorded at the net of the amount charged to the customer and the amount paid to the supplier.

       (v) Commission revenue from real estate brokerage operations is recognized at the time an offer of sale is closed by the purchaser or all other contractual obligations have been satisfied.

    (r)   Future income taxes:

       The Company follows the asset and liability method of accounting for income taxes. Under such method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

       Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. To the extent that it is not considered to be more likely than not that a future income tax asset will be realized, a valuation allowance is provided.

    (s)  Foreign currency translation:

       These consolidated financial statements are presented in U.S. dollars. The majority of the Company's operations are located in the United States and are conducted in U.S. dollars. The Company's Canadian and European operations use the Canadian dollar and the Euro, respectively, as their functional currencies. In addition, the Company's subsidiary Abercrombie & Kent Group of Companies, S.A. operates in many countries and each branch operates in its own country's functional currency. The Canadian, European and international entities' financial statements have been translated into U.S. dollars using the exchange rate in effect at the balance sheet date for asset and liability amounts and at the average rate for the period for amounts included in the determination of income.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Cumulative unrealized gains or losses arising from the translation of the assets and liabilities of these operations into U.S. dollars are recorded as foreign currency translation adjustment, a separate component of shareholders' equity.

       Exchange gains or losses arising on the translation of long-term monetary items that are denominated in foreign currencies to the applicable currency of measurement are included in the determination of net income. Long-term obligations denominated in foreign currencies are designated as hedges of investments in self sustaining foreign operations. Accordingly, cumulative unrealized gains or losses arising from the translation of these obligations are recorded as foreign currency translation adjustment.

       The Canadian dollar to U.S. dollar exchange rates used for translation purposes were as follows:

                                                                        2006      2005
                                                                       ------    ------
         At June 30..................................................  1.1162    1.2254
         Average during year.........................................  1.1628    1.2495

    (t)   Per share calculations:

       Income per common share has been calculated using the weighted average number of common shares outstanding during the year. The dilutive effect of stock options is determined using the treasury stock method.

    (u)  Stock options and stock-based compensation:

       The Company has various stock-based compensation plans as described in note 12. The fair value of stock options is determined using a fair value pricing model and is charged to income as compensation expense over the vesting period with an offsetting adjustment to contributed surplus. Any consideration paid on the exercise of options or purchase of shares is credited to capital stock.

       The Company has three restricted share unit ("RSU") plans which are described in note 12. A RSU is equal in value to one common share of the Company. RSUs are settled in cash and are recorded as liabilities. The measurement of the liability and compensation expense for these awards is based on the intrinsic value of the award and is recorded as a charge to income over the vesting period of the award. The payment amount is established as at the vesting date of the award. Changes in the Company's payment obligation subsequent to grant of the award and prior to the settlement date, due to changes in the market value of the underlying common shares of the Company, are recorded as a charge to income.

    (v)  Employee future benefits:

       The Company accrues its obligations under employee benefit plans and the related costs as the underlying services are provided.

    (w)  Changes in accounting policy:

       Effective July 1, 2005, the Company adopted real-estate time sharing accounting principles set out in the recently issued Statement of Position 04-2, "Accounting for Real-Estate Time Sharing Transactions", ("SOP 04-02") and Statement of Financial Accounting Standards No. 152, "Accounting for Real-Estate Time-Sharing Transactions: an amendment of FASB Statements No. 66 and 67" ("FAS 152") in the United States. As there is no specific accounting guidance that deals with such operations in Canada, the Company has applied provisions of Canadian GAAP that require consideration of relevant United States GAAP standards.

       SOP 04-2, in conjunction with the amendments provided for in FAS 152, sets out specific guidelines for assessing whether the buyers' initial and continuing investments are adequate to demonstrate a commitment to pay for the property. Such a demonstration is required for the seller of a time-sharing arrangement to recognize profit by the full accrual method. SOP 04-2 generally requires a seller follow other United States GAAP principles for recognition of real estate sales transactions. Previously, the Company had applied Canadian GAAP, which differs in certain respects from United States GAAP in its application to sales of real estate properties to time-sharing transactions. As a result of the required adoption of the SOP 04-2, the Company has deferred profit on time-sharing transactions until all criteria related to United States GAAP for real estate sales are met. In addition, pursuant to the amendments in the standards described above, the Company is prohibited from the continuation of its previously applied policy of deferring marketing costs.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       These changes in accounting policies have been applied retroactively with restatement of prior years' balances, which has resulted in the following increases (decreases):

                                                                        2006       2005
         CONSOLIDATED BALANCE SHEETS                                   -------    -------
         Assets:
         Current other assets........................................  $ 2,830    $ 3,351
                                                                       =======    =======



         Liabilities and shareholders' equity:
         Current deferred revenue....................................  $ 7,141    $ 6,946
         Retained earnings...........................................   (3,792)    (3,335)
         Foreign currency translation adjustment.....................     (519)      (260)
                                                                       -------    -------
                                                                       $ 2,830    $ 3,351
                                                                       =======    =======

                                                                        2006       2005
         CONSOLIDATED STATEMENTS OF OPERATIONS                         -------    -------
         Real estate development:
         Revenue.....................................................  $   154    $   155
         Expenses....................................................      611        (46)
                                                                       -------    -------
         Real estate development contribution........................  $  (457)   $   201
                                                                       =======    =======
         Net income per common share
           Basic.....................................................  $ (0.01)   $    --

         CONSOLIDATED STATEMENTS OF CASH FLOW                           2006       2005
                                                                       -------    -------
         Cash Flow from Operations...................................  $  (457)   $   201
                                                                       =======    =======

    (x)  Comparative figures:

       Certain comparative figures for 2005 have been reclassified to conform with the financial statement presentation adopted in the current year.

3.  DISCONTINUED OPERATIONS:

    Effective October 31, 2005, the Company sold a majority of its 59.5% interest in Mammoth Mountain Ski Area ("Mammoth Mountain"). The Company's retained interest is 15%. Pre-tax net proceeds to the Company after transaction costs in Mammoth Mountain were $149,087,000, net of Mammoth Mountain's cash balances sold of $1,423,000.

    For reporting purposes, the results of operations of Mammoth Mountain have been disclosed separately from those of continuing operations for the periods presented.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Earnings from discontinued operations and the results of the gain relating to discontinued operations are as follows:

                                                                    2006       2005
                                                                  --------    -------
    Revenue.....................................................  $  6,086    $65,196
                                                                  ========    =======
    Income (loss) from discontinued operations, net of income
      tax recovery (expense) of $1,309 and ($2,096),
      respectively..............................................  $ (1,393)   $ 8,748
    Gain on sale of discontinued operations, net of income tax
      expense of $37,747........................................    61,272         --
                                                                  --------    -------
    Results of discontinued operations..........................  $ 59,879    $ 8,748
                                                                  ========    =======
    Results of discontinued operations per share:
      Basic.....................................................  $   1.23    $  0.18
      Diluted...................................................  $   1.21    $  0.18
                                                                  ========    =======
    Cash from discontinued operations:
      Income from discontinued operations.......................  $ 59,879    $ 8,748
      Adjustments for:
        Amortization............................................       365      6,486
        Future income taxes.....................................    (9,513)      (287)
        Gain on sale............................................   (61,272)        --
                                                                  --------    -------
                                                                  $(10,541)   $14,947
                                                                  ========    =======

4.  AMOUNTS RECEIVABLE:

                                                                    2006        2005
                                                                  --------    --------
    Receivables from sales of real estate.......................  $ 80,433    $103,957
    Resort and travel operations trade receivables..............    52,818      45,653
    Loans, mortgages and notes receivable.......................    66,782      92,825
    Funded senior employee share purchase plans (note 11(c))....     2,987       4,177
    Other accounts receivable...................................    44,416      26,523
                                                                  --------    --------
                                                                   247,436     273,135
    Current portion.............................................   200,648     194,258
                                                                  --------    --------
                                                                  $ 46,788    $ 78,877
                                                                  ========    ========

    Receivables from sales of real estate primarily comprise sales proceeds held in trust that are generally paid out to the Company or to construction lenders within 60 days.

    Total payments due on amounts receivable are approximately as follows:

    Year ending June 30, 2007...................................    $200,648
                      2008......................................      11,420
                      2009......................................       3,432
                      2010......................................       6,558
                      2011......................................       2,675
          Subsequent to 2011....................................      22,703
                                                                    --------
                                                                    $247,436
                                                                    ========

    The loans, mortgages and notes receivable bear interest at both fixed and floating rates, at a weighted average of 5.80% per annum as at June 30, 2006 (2005 -- 6.84%). Certain of these amounts have been pledged as security for the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

5.  OTHER ASSETS:

    (a)  Current:

                                                                         2006         2005
                                                                       --------    -----------
                                                                                   (restated)
                                                                                   (Note 2(w))
                                                                                   -----------
         Resort and travel operations inventories....................  $ 55,306     $ 50,112
         Restricted cash deposits....................................    55,912       50,403
         Prepaid expenses and other..................................    59,212       59,636
         Money market securities.....................................     8,705        5,878
                                                                       --------     --------
                                                                       $179,135     $166,029
                                                                       ========     ========

    (b)  Long-term:

                                                                         2006        2005
                                                                       --------    --------
         Deferred financing and other costs..........................  $ 38,375    $ 29,635
         Administrative furniture, computer equipment, software and leasehold improvements, net of accumulated depreciation of
           $54,939,000 (2005 -- $40,085,000).........................    43,585      36,880
         Money market securities.....................................    21,448      22,182
         Intangibles and other assets................................    30,375      18,666
                                                                       --------    --------
                                                                       $133,783    $107,363
                                                                       ========    ========

    The long-term money market securities mature as follows: $18,791,000
    (2005 -- $22,182,000) within five years and $2,657,000 (2005 -- nil) in more than five years.

6.  RESORT PROPERTIES:

    Resort properties are classified for balance sheet purposes as follows:

                                                                    2006        2005
                                                                  --------    --------
    Current assets..............................................  $348,515    $388,510
    Long-term assets............................................   398,241     403,252
                                                                  --------    --------
                                                                  $746,756    $791,762
                                                                  ========    ========

    Cumulative costs capitalized to the carrying value of properties under development and held for sale are as follows:

                                                                    2006        2005
                                                                  --------    --------
    Land and land development costs.............................  $124,945    $197,995
    Building development costs..................................   458,050     437,361
    Interest....................................................    91,727      87,639
    Administrative..............................................    72,034      68,767
                                                                  --------    --------
                                                                  $746,756    $791,762
                                                                  ========    ========

    During the year ended June 30, 2006, the Company capitalized interest of $31,703,000 (2005 -- $36,039,000) (note 16).

    Resort properties have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

7.  RESORT AND TRAVEL OPERATIONS:

                                                                                    2006
                                                                  ----------------------------------------
                                                                                Accumulated        Net
                                                                     Cost       depreciation    book value
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   44,577      $     --      $   44,577
      Buildings.................................................     328,840        93,115         235,725
      Ski lifts and area improvements...........................     495,188       193,330         301,858
      Automotive, helicopters and other equipment...............     243,406       126,113         117,293
      Leased vehicles...........................................      13,734         4,245           9,489
                                                                  ----------      --------      ----------
                                                                   1,125,745       416,803         708,942
                                                                  ----------      --------      ----------
    Other resort and travel assets:
      Land......................................................      38,816            --          38,816
      Buildings.................................................     146,599        21,196         125,403
      Golf courses..............................................     103,976        24,962          79,014
      Area improvements and equipment...........................     162,855        68,633          94,222
                                                                  ----------      --------      ----------
                                                                     452,246       114,791         337,455
                                                                  ----------      --------      ----------
                                                                  $1,577,991      $531,594      $1,046,397
                                                                  ==========      ========      ==========

                                                                                    2005
                                                                  ----------------------------------------
                                                                                Accumulated        Net
                                                                     Cost       depreciation    book value
                                                                  ----------    ------------    ----------
    Ski assets:
      Land......................................................  $   52,291      $     --      $   52,291
      Buildings.................................................     355,852        85,311         270,541
      Ski lifts and area improvements...........................     519,039       181,560         337,479
      Automotive, helicopters and other equipment...............     207,300       123,323          83,977
      Leased vehicles...........................................       5,679         2,845           2,834
                                                                  ----------      --------      ----------
                                                                   1,140,161       393,039         747,122
                                                                  ----------      --------      ----------
    Other resort and travel assets:
      Land......................................................      28,603            --          28,603
      Buildings.................................................      95,686        15,423          80,263
      Golf courses..............................................     116,715        28,096          88,619
      Area improvements and equipment...........................     149,397        59,817          89,580
                                                                  ----------      --------      ----------
                                                                     390,401       103,336         287,065
                                                                  ----------      --------      ----------
                                                                  $1,530,562      $496,375      $1,034,187
                                                                  ==========      ========      ==========

    Resort and travel operations assets have been pledged as security for certain of the Company's bank and other indebtedness (note 9).

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

8.  DEFERRED REVENUE AND DEPOSITS:

                                                                    2006        2005
                                                                  --------    --------
    Deposits on real estate sales...............................  $ 79,228    $116,934
    Deferred gain on land sales to real estate partnerships
      (note 20(a))..............................................    49,900      80,278
    Deferred gain on commercial property sales (note 20(b)).....     7,240       7,483
    Lodging and tour deposits...................................    75,558      65,459
    Club initiation deposits....................................    27,509      25,374
    Season pass revenue.........................................    21,370      29,436
    Commission revenue on real estate sales.....................    10,284      13,034
    Government assistance.......................................    12,826      11,595
    Other.......................................................    13,803      16,742
                                                                  --------    --------
                                                                   297,718     366,335
    Current portion.............................................   193,428     233,469
                                                                  --------    --------
                                                                  $104,290    $132,866
                                                                  ========    ========

9.  BANK AND OTHER INDEBTEDNESS:

    The Company has obtained financing for its resort and travel operations and resort properties from various financial institutions by pledging individual assets as security for such financing. Security for other general corporate debt is provided by general security which includes a floating charge on all of the Company's assets and undertakings, fixed charges on real estate properties, and assignment of mortgages and notes receivable. The following table summarizes the primary security provided by the Company, where appropriate, and indicates the applicable type of financing, maturity dates and the weighted average interest rate at June 30, 2006:

                                                                                    Weighted
                                                                                    average
                                                                                    interest
                                                                  Maturity dates    rate(%)       2006         2005
                                                                  --------------    --------    --------    ----------
    Resort and travel operations:
      Mortgages and bank loans..................................  Demand - 2017       5.18      $ 44,345    $   41,159
      Obligations under capital leases..........................    2006 - 2052       9.97        36,908        24,535
    Resort properties:
      Interim financing on properties under
        development and held for sale...........................  Demand - 2011       7.33        32,799        79,974
    General corporate debt:
      Unsecured debentures......................................    2009 - 2013       7.41       691,793       682,303
      Other general corporate debt..............................  Demand - 2007       6.66       146,660       195,452
                                                                                                --------    ----------
                                                                                      7.28       952,505     1,023,423
    Current portion.............................................                                  45,072        82,144
                                                                                                --------    ----------
                                                                                                $907,433    $  941,279
                                                                                                ========    ==========

    Principal repayments and the components related to either floating or fixed interest rate indebtedness are as follows:

                                                                     Interest rates
                                                                  --------------------      Total
                                                                  Floating     Fixed      repayments
                                                                  --------    --------    ----------
    Year ending June 30, 2007...................................  $ 38,625    $  6,447     $ 45,072
                      2008......................................   106,756       2,825      109,581
                      2009......................................    41,532       2,866       44,398
                      2010......................................    10,293     114,936      125,229
                      2011......................................       887       3,096        3,983
          Subsequent to 2011....................................     6,098     618,144      624,242
                                                                  --------    --------     --------
                                                                  $204,191    $748,314     $952,505
                                                                  ========    ========     ========

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    Bank and other indebtedness includes indebtedness in the amount of $254,408,000 (2005 -- $264,419,000) that is repayable in Canadian dollars of $283,970,000 (2005 -- $324,019,000), as well as indebtedness in the amount of $2,096,000 (2005 -- $4,254,000) that is repayable in other currencies.

    The Company is subject to certain covenants in respect of some of the bank and other indebtedness that require the Company to maintain certain financial ratios. The Company is in compliance with these covenants at June 30, 2006.

10. GOVERNMENT ASSISTANCE:

    The federal government of Canada and the provincial government of Quebec have granted financial assistance to the Company in the form of interest-free loans and forgivable grants for the construction of specified four-season tourist facilities at Mont Tremblant. Loans totaling $8,479,000 (2005 -- $8,242,000) have been advanced and are repayable over 14 years starting in 2001. The grants, which will total $51,973,000
    (2005 -- $47,342,000) when they are fully advanced, amounted to $42,547,000 at June 30, 2006 (2005 -- $37,516,000). During the year ended June 30, 2006, grants received of $1,362,000 were credited as follows: $1,169,000 to resort and travel operations assets, $96,000 to resort properties and $97,000 to deferred government assistance. During the year ended June 30, 2005, grants received of $800,000 and draws of $1,099,000 from deferred government assistance were credited as follows: $1,378,000 to resort and travel operations assets and $521,000 to resort properties.

    The federal government of Canada and the provincial government of Ontario have granted financial assistance to the Company in the form of grants for the construction of infrastructure at Blue Mountain. During the year ended June 30, 2006, grants received of $2,662,000 (2005 -- $1,150,000) were credited to resort properties.

11. CAPITAL STOCK:

    (a)  Capital stock:

       The Company's capital stock comprises the following:

                                                                         2006        2005
                                                                       --------    --------
         Common shares...............................................  $486,208    $465,328
         Contributed surplus.........................................     4,887       3,834
                                                                       --------    --------
                                                                       $491,095    $469,162
                                                                       ========    ========

       Contributed surplus was increased by $1,056,000 (2005 -- $883,000) representing amortization of the fair value of stock options (note 12(a(ii)) and reduced by $3,000 related to shares repurchased under the normal course issuer bid (note 11(e)).

       (i)   Common shares:

          Authorized: an unlimited number without par value

          Issued:

                                                                                    2006                       2005
                                                                           -----------------------    -----------------------
                                                                            Number of                  Number of
                                                                             common                     common
                                                                             shares        Amount       shares        Amount
                                                                           -----------    --------    -----------    --------
              Balance, beginning of year.................................  47,957,110     $465,328    47,604,562     $460,534
              Issued for cash under stock option plan....................   1,030,100       21,745       223,182        3,635
              Repurchase of common shares................................     (86,900)        (865)           --           --
              Amortization of benefit plan, net(d).......................     162,816           --       129,366        1,159
                                                                           ----------     --------    ----------     --------
              Balance, end of year.......................................  49,063,126     $486,208    47,957,110     $465,328
                                                                           ==========     ========    ==========     ========

       (ii)  NRP shares:

          Authorized: 50,000,000 without par value

          Issued: nil

       (iii)  Preferred shares:

          Authorized: an unlimited number without par value

          Issued: nil

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (b)  Employee share purchase plan:

       The employee share purchase plan permits certain full-time employees of the Company and its subsidiaries to purchase common shares through payroll deductions. The Company contributes $1 for every $3 contributed by an employee. To June 30, 2006, a total of 65,809 (2005 -- 65,809)
       common shares have been issued from treasury under this plan. A further 100,000 common shares have been authorized and reserved for issuance under this plan.

    (c)  Funded senior employee share purchase plan:

       The Company has a funded senior employee share purchase plan that provides for loans to be made to designated eligible employees to be used for the purchase of common shares. At June 30, 2006, loans to employees under the plan amounted to $2,987,000 with respect to 140,800 common shares (2005 -- $4,177,000 with respect to 214,808 common shares). The loans, which are included in amounts receivable, are non-interest bearing, secured by a promissory note and a pledge of the shares ($4,450,000 market value at June 30, 2006) and mature by 2012.

    (d)  Key executive employee benefit plan:

       The Company has a key executive employee benefit plan that permits the Company to grant awards of common shares purchased in the open market to executive officers. To June 30, 2006, a total of 292,182
       (2005 -- 292,182) common shares were purchased under this plan. The common shares vest to the employees in part over time and the balance on the attainment of certain future earnings and debt level targets. The value of the shares in the plan was fully amortized by June 30, 2005. During the year ended June 30, 2006, the remaining 162,816 shares vested (being all of the unvested shares) and were issued to the executive officers (2005 -- 129,366).

    (e)  Normal course issuer bid:

       The Company received regulatory approval under Canadian securities laws to purchase common shares under a normal course issuer bid that commenced on November 18, 2005 and continues up to November 17, 2006. The Company is entitled to purchase, for cancellation, up to a maximum of 4,600,000 common shares under the current bid. During the year ended June 30, 2006, the Company purchased 86,900 common shares under the bid for total consideration of $2,423,000. The amount paid was charged $865,000 to share capital, $3,000 to contributed surplus, $1,245,000 to retained earnings and the balance to foreign currency translation adjustment.

    (f)  Earnings per share information:

       Basic earnings per common share ("EPS") is calculated by dividing net income attributable to common shareholders ("numerator") by the weighted average number of common shares outstanding ("denominator"). Diluted EPS reflects the potential dilution that could occur if outstanding dilutive stock options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

       The numerator for basic and diluted EPS was the same for each of the periods presented. The reconciliation of the denominators used is as follows:

                                                                        2006      2005
                                                                       ------    ------
                                                                        (In thousands
                                                                          of shares)
         Denominator:
         Weighted average number of common shares
           outstanding -- basic......................................  48,686    47,814
         Effect of dilutive options..................................     721       110
                                                                       ------    ------
         Weighted average number of common shares
           outstanding -- diluted....................................  49,407    47,924
                                                                       ======    ======

       For the year ended June 30, 2006, there are no anti-dilutive options (2005 -- 3,033,050).

12. STOCK OPTIONS AND STOCK-BASED COMPENSATION PLANS:

    (a)  (i)   Stock options:

       The Company has a stock option plan that provides for grants to officers and employees of the Company and its subsidiaries of options to purchase common shares of the Company. Options granted under the stock option plan may not be exercised except in accordance with such limitations as the Human Resources Committee of the Board of Directors of the Company may determine.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       The following table summarizes the status of options outstanding under this plan:

                                                                            2006                              2005
                                                               ------------------------------    ------------------------------
                                                               Share options      Weighted       Share options      Weighted
                                                                outstanding     average price     outstanding     average price
                                                               -------------    -------------    -------------    -------------
         Outstanding, beginning of year......................    4,004,200         $20.13          3,861,650         $18.51
         Granted.............................................           --             --            416,500          16.85
         Exercised...........................................   (1,030,100)         21.11           (223,182)         16.31
         Forfeited...........................................     (146,700)         19.59            (50,768)         20.13
                                                                ----------         ------          ---------         ------
         Outstanding, end of year............................    2,827,400         $22.13          4,004,200         $20.13
                                                                ----------         ------          ---------         ------
         Exercisable, end of year............................    2,098,340         $22.85          2,616,813         $20.79
                                                                ==========         ======          =========         ======

       The following table provides details of options outstanding at June 30, 2006:

                                                                           Weighted
                                                          Number         average life    Weighted         Number         Weighted
                                                       outstanding        remaining      average       exercisable       average
         Range of exercise prices                     June 30, 2006        (years)        price       June 30, 2006       price
         ------------------------                    ----------------    ------------    --------    ----------------    --------
         $14.09 -- $14.67..........................        16,750            6.0          $14.61            6,750         $14.52
         $16.89 -- $18.05..........................       374,400            4.7           17.32          200,400          17.70
         $19.17 -- $26.03..........................     2,436,250            4.6           22.92        1,891,190          23.43
                                                        ---------            ---          ------        ---------         ------
                                                        2,827,400            4.6          $22.13        2,098,340         $22.85
                                                        =========            ===          ======        =========         ======

       (ii)  Stock compensation:

       Effective July 1, 2003, the Company adopted, on a prospective basis, the fair value measurement of stock-based compensation. Under the fair value method, compensation cost for options is measured at fair value at the date of grant and is expensed over the vesting period. No options were issued in the year ended June 30, 2006 (2005 -- fair value of $2,702,000). The total stock compensation expense for the year ended June 30, 2006 was $1,056,000 (2005 -- $883,000).

       Had compensation expense for stock options granted between July 1, 2001 and June 30, 2003 been determined by a fair value method, the Company's net income would have been reduced to the pro forma amount indicated below:

                                                                         2006           2005
                                                                       --------    --------------
                                                                                     (restated)
                                                                                    (Note 2(w))
         Net income, as reported.....................................  $115,210       $32,815
         Estimated fair value of option grants.......................    (2,477)       (2,561)
                                                                       --------       -------
         Net income, pro forma.......................................  $112,733       $30,254
                                                                       ========       =======
         PRO FORMA INCOME PER COMMON SHARE:
           Basic.....................................................  $   2.32       $  0.63
           Diluted...................................................      2.28          0.63
                                                                       ========       =======

       The estimated fair value of option grants excludes the effect of those granted before July 1, 2001.

    (b)  Other stock-based compensation plans:

       The Company has various stock-based compensation plans that permit the Company to grant awards of notional common shares or share units (collectively "notional common share units") to its executive officers, senior employees and non-executive directors. Upon vesting, these notional common share units are valued based on the Company's common share price on either the Toronto Stock Exchange or the New York Stock Exchange (dependent on the specific plan) and are marked to market at the end of each fiscal quarter. Changes in the value of notional common share units as a result of fluctuations in the Company's share price and new awards as they vest are recognized in corporate general and administrative expense in the consolidated statement of operations with the corresponding liability recorded in accounts payable in the consolidated balance sheet.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       (i)   Executive Long-Term Incentive Plan ("LTIP")

       The LTIP provides for cash payments to participating key executive officers based on a notional number of common shares of the Company earned over four calculation periods. The calculation periods generally comprise five years. The number of notional common shares earned for each calculation period is based on a percentage of cumulative consolidated net income divided by the market price of the common shares of the Company on the first day of the calculation period. Subject to certain claw-back provisions, the notional common shares earned in respect of a calculation period vest over that calculation period. As at June 30, 2006, 752,728 notional common shares were earned under the LTIP
       (2005 -- 652,686).

       Details of the executive long-term incentive plan are as follows:

         NOTIONAL COMMON SHARE UNITS                                    2006       2005
         ---------------------------                                   -------    -------
         Balance, beginning of year..................................  652,686    573,813
         Additions during year.......................................  149,422     78,873
         Paid out/cancelled during year..............................  (49,380)        --
                                                                       -------    -------
         Balance, end of year........................................  752,728    652,686
                                                                       =======    =======

         LIABILITY                                                       2006       2005
         ---------                                                     --------    -------
         Balance, beginning of year..................................  $ 15,751    $10,647
         Expensed during year........................................     9,331      5,104
         Paid out/cancelled during year..............................    (1,254)        --
                                                                       --------    -------
         Balance, end of year........................................  $ 23,828    $15,751
                                                                       ========    =======

       (ii)  Deferred Share Unit ("DSU") Plans

       The Company has a DSU plan that allows key executive officers to elect to receive all or any portion of their annual incentive award as deferred share units. In addition, the Company has a DSU plan for non-executive directors that awards each director 500 deferred share units per year for serving as a director and allows each director to elect to receive all or a portion of his or her annual director's fees as deferred share units. A DSU is equal to one common share of the Company. The DSUs fully vest upon issuance. The number of DSUs is determined by dividing the dollar amount elected by the average market price of the Company's common shares during a certain number of days preceding the date that the annual incentive award or the director fees become payable. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on the Company's common shares.

       As at June 30, 2006, 181,196 key executive and director DSUs were outstanding (2005 -- 142,871 units).

       Details of the deferred share unit plans are as follows:

                                                           DSU -- Executives      DSU -- Directors            Total
                                                          --------------------    -----------------    --------------------
         DEFERRED SHARE UNITS                               2006        2005       2006       2005       2006        2005
         --------------------                             --------    --------    -------    ------    --------    --------
         Balance, beginning of year.....................   135,001      91,728      7,870        --     142,871      91,728
         Additions during year..........................    27,705      43,273     10,620     7,870      38,325      51,143
                                                          --------    --------    -------    ------    --------    --------
         Balance, end of year...........................   162,706     135,001     18,490     7,870     181,196     142,871
                                                          ========    ========    =======    ======    ========    ========

         LIABILITY                                          2006        2005       2006       2005       2006        2005
         ---------                                        --------    --------    -------    ------    --------    --------
         Balance, beginning of year.....................  $  3,238    $  1,461    $   187    $   --    $  3,425    $  1,461
         Expensed during year...........................     1,801       1,777        402       187       2,203       1,964
                                                          --------    --------    -------    ------    --------    --------
         Balance, end of year...........................  $  5,039    $  3,238    $   589    $  187    $  5,628    $  3,425
                                                          ========    ========    =======    ======    ========    ========

       (iii)  Key Executive Long-Term Incentive Plan:

       Effective July 1, 2005, the Company introduced a key executive long-term incentive plan that allocates target notional common shares to key executives. The target allocation is adjusted by a percentage based on the Company's annual rate of return on capital as defined in the plan documents. The notional common shares vest over the period July 1, 2005 to June 30, 2008. As at June 30, 2006, the target allocation of notional shares was 337,950. Compensation expense for the year ended June 30, 2006 amounted to $3,195,000, on the assumption that one-third of the target allocation was vested.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       (iv)  Restricted Share Unit ("RSU") Plans:

       Effective July 1, 2005, the Company introduced three senior employee RSU plans that allocate target RSUs to senior employees. A RSU is equal to one common share of the Company. The target allocation is adjusted by a percentage based on the Company's annual rate of return on capital as defined in the plan documents. The RSUs vest over the period July 1, 2005 to June 30, 2008. As at June 30, 2006, the target allocation of RSUs was 174,709. Compensation expense for the year ended June 30, 2006 amounted to $1,321,000, based on the assumption that one-third of the target allocation was vested.

13. INCOME TAXES:

    (a) The provision for income taxes from continuing operations is as follows:

                                                                         2006        2005
                                                                       --------    --------
         Current.....................................................  $ 38,324    $ 27,170
         Future......................................................   (30,204)    (29,160)
                                                                       --------    --------
                                                                       $  8,120    $ (1,990)
                                                                       ========    ========

         The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision is as follows:

                                                                         2006        2005
                                                                       --------    --------
         Statutory rate (%)..........................................      34.1        36.0
                                                                       --------    --------
         Income tax charge at statutory rate.........................  $ 32,917    $ 11,093
         Non-deductible expenses and amortization....................        11         283
         Large corporations tax......................................       488       1,430
         Reduction for enacted changes in tax laws and rates.........      (504)         --
         Foreign taxes less than statutory rate......................   (16,299)    (17,113)
         Change in valuation allowance...............................    (6,374)      2,658
         Other.......................................................    (2,119)       (341)
                                                                       --------    --------
         Provision for income taxes..................................  $  8,120    $ (1,990)
                                                                       ========    ========

    (b) The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

                                                                         2006        2005
                                                                       --------    --------
         Future tax assets:
           Non-capital loss carryforwards............................  $ 40,814    $ 16,566
           Differences in working capital deductions for tax and
             accounting purposes.....................................    28,342      24,676
           Other.....................................................        --       2,359
                                                                       --------    --------
         Total gross future tax assets...............................    69,156      43,601
         Valuation allowance.........................................   (15,877)    (22,251)
                                                                       --------    --------
         Net future tax assets.......................................    53,279      21,350
                                                                       --------    --------
         Future tax liabilities:
           Resort assets and resort properties.......................    64,971      73,397
           Bank and other indebtedness...............................    20,566      10,036
           Other.....................................................     4,988          --
                                                                       --------    --------
         Total gross future tax liabilities..........................    90,525      83,433
                                                                       --------    --------
         Net future tax liabilities..................................  $ 37,246    $ 62,083
                                                                       ========    ========

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       Net future tax liabilities are classified for balance sheet purposes as follows:

                                                                        2006      2005
                                                                       -------   -------
         Current assets:
           Future income taxes.......................................  $33,528   $29,927
         Long-term liabilities:
           Future income taxes.......................................   70,774    92,010
                                                                       -------   -------
                                                                       $37,246   $62,083
                                                                       =======   =======

    (c) At June 30, 2006, the Company has non-capital loss carryforwards for income tax purposes of approximately $112,457,000 (2005 -- $35,500,000) that are available to offset future taxable income. At June 30, 2006, approximately $30,518,000 will expire in varying amounts over the next five years, $45,026,000 over the next five to 10 years, $1,300,000 over the next 11 to 15 years and $35,613,000 over the next 16 to 20 years.

14. JOINT VENTURES AND NON-CONTROLLED PARTNERSHIPS:

         The following amounts represent the Company's proportionate interest in joint ventures and non-controlled partnerships (note 2(b)):

                                                                         2006        2005
                                                                       --------    --------
         Resort properties, current..................................  $ 40,158    $ 14,589
         Other current assets........................................    14,375      13,532
                                                                       --------    --------
                                                                         54,533      28,121
         Current liabilities.........................................   (33,606)    (44,490)
                                                                       --------    --------
         Working capital surplus (deficiency)........................    20,927     (16,369)
         Resort and travel operations................................    61,157     137,548
         Resort properties, non-current..............................    24,368      44,594
         Bank and other indebtedness, non-current....................   (17,704)     (7,582)
         Other, net..................................................    (4,062)     (9,175)
                                                                       --------    --------
                                                                       $ 84,686    $149,016
                                                                       ========    ========

                                                                        2006        2005
                                                                       -------    --------
         Revenue.....................................................  $50,111    $113,677
         Expenses....................................................   48,556     104,542
                                                                       -------    --------
                                                                       $ 1,555    $  9,135
                                                                       =======    ========

                                                                         2006        2005
                                                                       --------    --------
         Cash provided by (used in):
           Operations................................................  $(21,147)   $ 22,901
           Financing.................................................    27,271     (11,978)
           Investments...............................................    (2,727)     (9,933)
                                                                       --------    --------
         Increase in cash and cash equivalents.......................  $  3,397    $    990
                                                                       ========    ========

15. CONTINGENCIES AND COMMITMENTS:

    (a) The Company holds licenses and land leases with respect to certain of its resort operations. These leases expire at various times between 2032 and 2051 and provide for annual payments generally in the range of 2% of defined gross revenues.

    (b) The Company has estimated costs to complete resort and travel operations assets and resort properties currently under construction and held for sale amounting to $355,439,000 at June 30, 2006 (2005 -- $182,354,000).

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c) In addition to the leases described in (a) above, the Company has entered into other operating lease commitments, payable as follows:

         Year ending June 30, 2007...................................  $ 23,374
                           2008......................................    23,069
                           2009......................................    19,898
                           2010......................................    20,221
                           2011......................................    18,671
               Subsequent to 2011....................................   152,346
                                                                       --------
                                                                       $257,579
                                                                       ========

    (d) The Company is contingently liable for the obligations of certain joint ventures and partnerships. The assets of these joint ventures and partnerships, which in all cases exceed the obligations, are available to satisfy such obligations.

    (e) The Company has issued letters of credit amounting to $88,147,000 (2005 -- $59,367,000) mainly to secure its commitments under various infrastructure servicing agreements.

    (f) The Company and its subsidiaries are involved in various lawsuits arising from the ordinary course of business. Although the outcome of such matters cannot be predicted with certainty, management does not consider the Company's exposure to lawsuits to be material to these consolidated financial statements.

16. INTEREST EXPENSE:

                                                                   2006      2005
                                                                  -------   -------
    Total interest incurred.....................................  $79,090   $80,884
    Less:
      Interest capitalized to resort and travel operations
        assets..................................................       --       240
      Interest capitalized to resort properties, net of
        capitalized interest included in real estate cost of
        sales of $8,325,000 (2005 -- $17,637,000)...............   23,378    18,402
                                                                  -------   -------
                                                                  $55,712   $62,242
                                                                  =======   =======

    Interest was charged to income as follows:

                                                                   2006      2005
                                                                  -------   -------
    Real estate costs...........................................  $ 8,325   $17,637
    Interest expense............................................   47,562    44,165
    Results of discontinued operations..........................     (175)      440
                                                                  -------   -------
                                                                  $55,712   $62,242
                                                                  =======   =======

    Real estate cost of sales also includes $19,290,000 (2005 -- $17,805,000) of interest incurred in prior years. Interest incurred and interest expense include commitment and other financing fees and amortization of deferred financing costs.

17. FINANCIAL INSTRUMENTS:

    (a)  Fair value:

       The Company has various financial instruments, including cash and cash equivalents, amounts receivable, certain amounts payable and accrued liabilities. Due to their short-term maturity or, in the case of amounts receivable, their market comparable interest rates, the instruments' book value approximates their fair value. Debt agreements are also financial instruments. The total fair value of the Company's long-term debt is estimated to be $967,000,000 (2005 -- $1,046,000,000). The fair value of floating rate long-term debt is assumed to approximate its carrying value. The fair value of other long-term debt has been estimated by discounting future cash flows at current rates offered to the Company for debt of similar maturities and credit quality.

    (b)  Interest rate risk:

       As described in note 9, $204,191,000 of the Company's bank and other indebtedness bears interest at floating rates. Fluctuations in these rates will impact the cost of financing incurred in the future.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (c)  Credit risk:

       The Company's products and services are purchased by a wide range of customers in different regions of North America and elsewhere. Due to the nature of its operations, the Company has no concentrations of credit risk.

18. PENSION PLANS:

    The Company has two non-contributory defined benefit pension plans, one registered and the other non-registered, covering certain of its senior executives. At June 30, 2006, the estimated market value of the plans' assets was $10,686,000 (2005 -- $9,073,000) and the estimated present value of the unfunded benefit obligation was $16,309,000 (2005 -- $15,662,000). A substantial portion of the unfunded benefit obligation has been secured by a letter of credit. This obligation is being expensed over a period of 10 to 12 years.

    In addition to the plans mentioned above, one of the Company's subsidiaries has two defined benefit pension plans covering certain employees. At June 30, 2006, the estimated market value of the plans' assets was $5,690,000 (2005 -- $4,988,000) and the estimated present value of the unfunded benefit obligation was $3,168,000 (2005 -- $6,275,000). The obligation is being expensed over a period of 13 years. During the year ended June 30, 2006, benefits totaling $1,422,000 (2005 -- $673,000) were paid to plan participants.

    For the year ended June 30, 2006, the Company expensed pension costs of $4,597,000 (2005 -- $3,181,000).

19. SEGMENTED INFORMATION:

    The Company has four reportable segments: mountain resort operations, non-mountain resort operations, real estate operations, and corporate and all other. The mountain resort segment includes all of the Company's mountain resorts and associated activities, Alpine and Retail Group. The non-mountain segment includes A&K, Sandestin and all of the Company's stand-alone golf courses. The real estate segment includes all of the Company's real estate activities.

    The Company evaluates performance based on profit or loss from operations before interest, depreciation and amortization, and income taxes. Intersegment sales and transfers are accounted for as if the sales or transfers were to third parties.

    The Company's reportable segments are strategic business units that offer distinct products and services, and that have their own identifiable marketing strategies. Each of the reportable segments has senior executives responsible for the performance of the segment.

    The following table presents the Company's results by reportable segment:

                                                                  Mountain      Non-        Real
    2006                                                           resort     mountain     estate    Corporate     Total
    ----                                                          ---------   ---------   --------   ---------   ----------
    Segment revenue:
      Resort and travel operations..............................  $569,766    $366,350    $     --    $   --     $  936,116
      Management services.......................................    78,466      26,568      67,506        --        172,540
      Real estate development...................................        --          --     493,152        --        493,152
      Corporate and all other...................................        --          --          --     8,625          8,625
                                                                  --------    --------    --------    ------     ----------
                                                                  $648,232    $392,918    $560,658    $8,625     $1,610,433
                                                                  ========    ========    ========    ======     ==========

                                                                  Mountain      Non-       Real
    2006                                                           resort     mountain    estate    Corporate     Total
    ----                                                          ---------   --------   --------   ---------   ---------
    Segment operating profit:
      Resort and travel operations..............................   $75,394    $13,294    $     --    $   --     $  88,688
      Management services.......................................     5,434      9,176      22,394        --        37,004
      Real estate development...................................        --         --     147,589        --       147,589
      Corporate and all other...................................        --         --          --     8,625         8,625
                                                                   -------    -------    --------    ------     ---------
                                                                   $80,828    $22,470    $169,983    $8,625     $ 281,906
                                                                   =======    =======    ========    ======
    Less:
      Interest expense..........................................                                                  (47,562)
      Corporate general and administrative expenses.............                                                  (33,405)
      Depreciation and amortization.............................                                                 (104,409)
                                                                                                                ---------
    Income from continuing operations before income taxes and
      non-controlling interest..................................                                                $  96,530
                                                                                                                =========

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                  Mountain      Non-       Real
    2005                                                           resort     mountain    estate    Corporate      Total
    ----                                                          ---------   --------   --------   ---------   -----------
                                                                                                                (restated)
                                                                                                                (note 2(w))
    Segment revenue:
      Resort and travel operations..............................  $489,407    $317,146   $     --    $   --     $  806,553
      Management services.......................................    82,196     24,437      70,054        --        176,687
      Real estate development...................................        --         --     629,554        --        629,554
      Corporate and all other...................................        --         --          --     5,620          5,620
                                                                  --------    --------   --------    ------     ----------
                                                                  $571,603    $341,583   $699,608    $5,620     $1,618,414
                                                                  ========    ========   ========    ======     ==========

                                                                  Mountain      Non-      Real
    2005                                                           resort     mountain   estate    Corporate    Total
    ----                                                          ---------   --------   -------   ---------   --------
    Segment operating profit:
      Resort and travel operations..............................   $83,702    $15,849    $    --    $   --     $ 99,551
      Management services.......................................     8,673      8,231     26,125        --       43,029
      Real estate development...................................        --         --     67,639        --       67,639
      Corporate and all other...................................        --         --         --     5,620        5,620
                                                                   -------    -------    -------    ------     --------
                                                                   $92,375    $24,080    $93,764    $5,620     $215,839
                                                                   =======    =======    =======    ======
    Less:
      Interest expense..........................................                                                (44,165)
      Corporate general and administrative expenses.............                                                (20,571)
      Depreciation and amortization.............................                                                (71,837)
      Call premium and unamortized costs of senior notes
        redeemed................................................                                                (30,173)
      Write-down of stand-alone golf course assets..............                                                (17,568)
                                                                                                               --------
    Income from continuing operations before income taxes and
      non-controlling interest..................................                                               $ 31,525
                                                                                                               ========

                                                                 Mountain      Non-
    2006                                                          resort     mountain    Real estate   Corporate     Total
    ----                                                        ----------   ---------   -----------   ---------   ----------
    Segment assets............................................  $1,087,404   $268,799    $1,044,454    $266,425    $2,667,082
    Segment capital expenditures..............................      76,312     23,137            --      19,154       118,603

                                                                 Mountain      Non-
    2005                                                          resort     mountain    Real estate   Corporate      Total
    ----                                                        ----------   ---------   -----------   ---------   -----------
                                                                                                                   (restated)
                                                                                                                   (note 2(w))
    Segment assets............................................  $1,025,742   $271,211    $1,126,413    $256,435    $2,679,801
    Segment capital expenditures..............................      67,051     12,324            --      21,203       100,578

    Geographic information:

    Geographic information is presented based on the location of the resort and travel destination.

                                                                                 United
    2006                                                            Canada       States     International     Total
    ----                                                          ----------   ----------   -------------   ----------
    Revenue.....................................................  $  424,269   $  756,244     $429,920      $1,610,433
    Operating profit............................................      47,744      172,787       61,375         281,906
    Total assets................................................   1,144,624    1,263,483      258,975       2,667,082

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                                 United
    2005                                                            Canada       States     International      Total
    ----                                                          ----------   ----------   -------------   -----------
                                                                                                            (restated)
                                                                                                            (note 2(w))
    Revenue.....................................................  $  465,285   $  822,361     $330,768      $1,618,414
    Operating profit............................................      41,301      138,053       36,485         215,839
    Total assets................................................   1,047,118    1,380,661      252,022       2,679,801

20. RELATED PARTY TRANSACTIONS:

    Investment in and advances to real estate partnerships:

                                                                    2006       2005
                                                                  --------   --------
    Residential partnerships....................................  $130,221   $ 99,904
    Commercial partnership......................................     7,979      9,133
                                                                  --------   --------
                                                                  $138,200   $109,037
                                                                  ========   ========

    (a)  Investment in Residential Partnerships

       The Company sells certain real estate properties to partnerships in which it holds an investment. During the year ended June 30, 2006, the Company sold five real estate properties to partnerships for proceeds of $114,711,000 (2005 -- 11 properties for proceeds of $200,545,000) and a gain of $56,776,000 (2005 -- $84,998,000). Total proceeds on the sales during 2006 consisted of cash and an interest in the partnership. The Company also extended bridge financing of $10,295,000 to one of the partnerships.

       Development and sales management fees earned from partnerships during the year ended June 30, 2006 totaled $22,377,000 (2005 -- $24,345,000) and are included in management services revenue. Interest income related to notes receivable and working capital loans to the partnerships of $2,674,000 is included in interest and other income for the year ended June 30, 2006 (2005 -- $1,245,000).

         Investment in and advances to residential partnerships:

                                                                         2006      2005
                                                                       --------   -------
         Equity contributions........................................  $107,899   $82,847
         Formation costs.............................................     3,780     3,869
         Advances....................................................    10,295     9,483
         Equity income, net of amortization of formation costs.......     8,247     3,705
                                                                       --------   -------
                                                                       $130,221   $99,904
                                                                       ========   =======

       At June 30, 2006, deferred revenue includes $49,900,000 (2005 -- $80,278,000) relating to the sale of properties to the partnerships and amounts receivable includes $39,071,000 (2005 -- $45,901,000) due from the partnerships.

    (b)  Commercial Partnership

       During the year ended June 30, 2005, the Company sold commercial properties at seven of its resorts to partnerships (the "Commercial Partnerships") for cash proceeds of $109,504,000. The Company has an effective 20% interest in the Commercial Partnerships for an original equity contribution of $9,133,000. During the year ended June 30, 2006, the Company received distributions that reduced its equity contribution, net of its share of equity income, to $7,979,000. The Company has leased approximately 30% of the space within the properties for its resort and travel operations for terms up to 20 years with aggregate rental payments approximating $87,766,000. In addition, the Company has committed to head-lease premises that were vacant at the time of closing for up to four years. The gross amount payable under these commitments is estimated at $4,170,000 from 2007 to 2009. These commitments will be reduced by any revenue earned by the Company from subleasing the vacant space. The net present value of this estimated net liability is $1,591,000 (2005 -- $2,816,000).

       At June 30, 2006, deferred revenue includes $7,240,000 (2005 -- $7,483,000) relating to the deferred gain on sale of properties to the Commercial Partnerships and amounts receivable includes $2,220,000 (2005 -- $2,220,000) relating to financing provided to one of the partnerships.

       Management fees earned during the year ended June 30, 2006 totaled $647,000 (2005 -- $383,000) and are included in management services revenue.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

21. CASH FLOW INFORMATION:

    The changes in non-cash operating working capital balance consist of the following:

                                                                    2006        2005
                                                                  ---------   --------
    Cash provided by (used in):
      Amounts receivable........................................  $ (21,275)  $  9,181
      Other assets..............................................   (101,940)   (88,462)
      Amounts payable...........................................     14,489     28,385
      Deferred revenue and deposits.............................     64,933    107,720
                                                                  ---------   --------
                                                                  $ (43,793)  $ 56,824
                                                                  ---------   --------
    Supplemental information:
      Interest paid.............................................  $  80,873   $ 99,430
      Income, franchise and withholding taxes paid..............     77,071     13,669
    Non-cash investing activities:
      Notes received on sale of properties to partnerships......         --     28,018
      Bank and other indebtedness incurred on acquisition.......         --     20,680

22. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES:

    The consolidated financial statements have been prepared in accordance with Canadian GAAP. The measurement principles adopted in these consolidated financial statements conform in all material respects to those generally accepted in the United States and the rules and regulations promulgated by the Securities and Exchange Commission ("SEC"), except as summarized below:

                                                                     2006         2005
                                                                  ----------   ----------
    Income from continuing operations in accordance with
      Canadian GAAP.............................................  $   55,331   $   24,067
    Effects of differences in accounting for:
      Depreciation and amortization (c).........................        (648)      (1,489)
      Stock-based compensation (e)..............................      (2,477)          --
      Real estate revenue recognition (g).......................     (34,631)      28,513
      Start-up costs (i)........................................      (2,716)      (3,321)
      Equity income (g(iv)).....................................       3,244           --
      Tax effect of differences.................................      13,792       (8,533)
                                                                  ----------   ----------
    Income from continuing operations in accordance with United
      States GAAP...............................................      31,895       39,237
                                                                  ----------   ----------
    Income from discontinued operations in accordance with
      Canadian GAAP.............................................      59,879        8,748
    Effects of differences in accounting for:
      Depreciation and amortization (c).........................      (7,977)          --
      Gain on sale of Mammoth Mountain (h)......................     (16,086)          --
      Tax effect of differences.................................       8,181           --
                                                                  ----------   ----------
    Income from discontinued operations in accordance with
      United States GAAP........................................      43,997        8,748
                                                                  ----------   ----------
    Income before cumulative effect of change in accounting
      policy....................................................      75,892       47,985
    Cumulative effect of change in accounting principle (j).....      (3,335)        (201)
                                                                  ----------   ----------
    Net income in accordance with United States GAAP............  $   72,557   $   47,784
                                                                  ----------   ----------
    Opening retained earnings in accordance with United States
      GAAP......................................................     401,352      359,717
    Share repurchase adjustment.................................      (1,245)          --
    Common share dividends......................................     (10,114)      (6,149)
                                                                  ----------   ----------
    Closing retained earnings in accordance with United States
      GAAP......................................................  $  462,550   $  401,352
                                                                  ==========   ==========
    Income from continuing operations per common share (in
      dollars):
      Basic.....................................................  $     0.66   $     0.82
      Diluted...................................................        0.65         0.81
    Income before cumulative effect of change in accounting
      policy
      Basic.....................................................  $     1.56   $     1.00
      Diluted...................................................        1.54         1.00

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

                                                                     2006         2005
                                                                  ----------   ----------
    Net income per common share (in dollars):
      Basic.....................................................  $     1.49   $     1.00
      Diluted...................................................        1.47         1.00
                                                                  ==========   ==========
    Weighted average number of common shares outstanding (in
      thousands):
      Basic.....................................................      48,686       47,814
      Diluted...................................................      49,407       47,924
                                                                  ==========   ==========

                                                                    2006       2005
                                                                  --------   --------
    Comprehensive income:
      Net income in accordance with United States GAAP..........  $ 72,557   $ 47,784
      Other comprehensive income, net of tax (f)
        Foreign currency translation adjustments (net of tax of
         $14,729 (2005 -- $13,664)).............................    28,592     18,333
        Minimum pension liability (net of tax of $(559)
         (2005 -- $1,513))......................................     2,794     (6,119)
        Change in accounting policy (j).........................      (260)        --
                                                                  --------   --------
                                                                  $103,683   $ 59,998
                                                                  ========   ========

                                                                     2006         2005
                                                                  ----------   ----------
    Total assets in accordance with Canadian GAAP...............  $2,667,082   $2,679,801
    Effects of differences in accounting for:
      Shareholder loans (b).....................................      (2,987)      (4,177)
      Resort and travel operations assets (c)...................         112          675
      Goodwill (c)..............................................      34,662       39,956
      Change in accounting policy (j)...........................          --       (3,351)
      Revenue recognition (g(ii))...............................      (8,676)          --
      Sale-leaseback (g(i)).....................................      14,448       13,935
      Start-up costs (i)........................................      (7,872)      (5,169)
      Equity income (g(iv)).....................................       3,244           --
      Future income taxes on differences........................      (2,027)     (22,346)
                                                                  ----------   ----------
    Total assets in accordance with United States GAAP..........  $2,697,986   $2,699,324
                                                                  ==========   ==========

                                                                     2006         2005
                                                                  ----------   ----------
    Total liabilities in accordance with Canadian GAAP..........  $1,666,590   $1,833,283
    Effects of differences in accounting for:
      Minimum pension liability (f(ii)).........................       4,353        7,715
      Change in accounting policy (j)...........................          --       (6,946)
      Revenue recognition (g)...................................       6,961      (20,800)
      Gain on sale of Mammoth Mountain (h)......................      16,086           --
                                                                  ----------   ----------
    Total liabilities in accordance with United States GAAP.....  $1,693,990   $1,813,252
                                                                  ==========   ==========

                                                                     2006         2005
                                                                  ----------   ----------
    Capital stock in accordance with Canadian GAAP..............  $  491,095   $  469,162
    Effects of differences in accounting for:
      Extinguishment of options and warrants (a)................       1,563        1,563
      Shareholder loans (b).....................................      (2,987)      (4,177)
      Stock-based compensation (e)..............................       2,477           --
                                                                  ----------   ----------
    Capital stock in accordance with United States GAAP.........     492,148      466,548
    Closing retained earnings in accordance with United States
      GAAP as restated..........................................     462,550      401,352
    Accumulated other comprehensive income (f)..................      49,298       18,172
                                                                  ----------   ----------
    Shareholders' equity in accordance with United States
      GAAP......................................................  $1,003,996   $  886,072
                                                                  ==========   ==========

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (a)  Extinguishment of options and warrants:

       Payments made in prior years to extinguish options and warrants could be treated as capital items under Canadian GAAP. These payments would have been treated as income items under United States GAAP. As a result, the cumulative impact of payments made to extinguish options in prior years impacts capital stock and retained earnings. No such payments were made during the years ended June 30, 2006 and 2005.

    (b)  Shareholder loans:

       For Canadian GAAP purposes, the Company accounts for loans provided to senior employees for the purchase of shares as amounts receivable. Under United States GAAP, these loans, totaling $2,987,000 and $4,177,000 as at June 30, 2006 and 2005, respectively, would be deducted from shareholders' equity.

    (c)  Income taxes:

       As described in note 2(r), the Company follows the asset and liability method of accounting for income taxes. This policy was adopted for Canadian GAAP purposes on a retroactive basis without restatement effective July 1, 1999. Prior to July 1, 1999, the Company had adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), for the financial statement amounts presented under United States GAAP. SFAS 109 was effective from the Company's year ended September 30, 1994. The transitional effect of adopting SFAS 109 prior to January 1, 1999 increases the carrying values of certain balance sheet amounts at June 30, 2006 and 2005 as follows:

                                                                          2006         2005
                                                                       ----------   ----------
         Resort and travel operations assets.........................  $      112   $      675
         Goodwill....................................................      34,662       39,956

    (d)  Joint ventures:

       Under Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under United States GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with the rules and regulations of the SEC, the Company has elected not to reconcile for joint ventures that are accounted for by the proportionate consolidation method under Canadian GAAP (note 14). This does not result in a change to net income or shareholders' equity compared with accounting by the equity method.

    (e)  Stock compensation:

       For United States GAAP purposes, effective July 1, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share Based Payment", ("FAS 123(R)") for its stock-based compensation awards. FAS 123(R) replaced FAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") and superceded the ability under that standard to apply the intrinsic value method under APB 25, "Accounting for Stock Issued to Employees" ("APB 25") and not recognize stock-based compensation for certain employee equity awards. FAS 123(R) requires recognition by the fair value method of accounting for stock-based compensation awards for all awards granted, modified, repurchased or cancelled after the adoption date and for unvested portions of previously issued and outstanding awards as at the adoption date.

       Prior to July 1, 2005, for United States GAAP purposes the Company applied the fair-value method under FAS 123 for grants made on or after July 1, 2003 and the intrinsic value method under APB 25 for grants made prior to that date. As during the year ended June 30, 2006 the Company granted no stock options, the effect of the adoption of FAS 123(R) is solely to require the recognition of stock based compensation expense for the unvested portion of awards previously accounted for under APB 25 that existed at July 1, 2005. For 2006, this amount is consistent with the pro forma amounts disclosed for Canadian GAAP purposes in note 12(a)(ii). Pro forma disclosure is required under United States GAAP for the the earned portion of the fair value of grants made subsequent to December 15, 1995 but prior

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

       to July 1, 2003 in years prior to the adoption of FAS 123(R). For the year ended June 30, 2005, and using the fair value method, the Company's net income under United States GAAP would have been reduced to the pro forma amount indicated below:

                                                                         2005
                                                                        -------
         Net income in accordance with United States GAAP:
           As reported...............................................   $47,784
           Estimated fair value of option grants.....................    (2,561)
                                                                        -------
           Pro forma.................................................   $45,223
                                                                        =======
         Pro forma income per common share:
           Basic.....................................................   $  0.95
           Diluted...................................................      0.94
                                                                        =======

    (f)  Other comprehensive income:

       Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), requires that a company classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and capital stock in the equity section of the balance sheet.

       (i)   Foreign Currency Translation Adjustment:

          The foreign currency translation adjustment presented in shareholders' equity under Canadian GAAP, together with other changes attributable to US GAAP reconciling items disclosed herein, would be considered in the calculation of other comprehensive income and accumulated other comprehensive income under United States GAAP.

       (ii)  Minimum Pension Liability:

          Under United States GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, an additional minimum liability is recognized to the extent that the liability recorded in the balance sheet is less than the unfunded accumulated benefit obligation. The portion of this additional minimum liability, up to the unrecognized prior service cost, is recognized as an intangible asset, with the remainder charged, net of income taxes, to comprehensive income. Canadian GAAP has no such requirement to record a minimum liability and does not have the concept of comprehensive income.

    (g)  Real estate revenue recognition:

       (i) For Canadian GAAP purposes, the Company recognizes profit arising on the sale of a property, a portion of which is leased back by the Company, to the extent the gain exceeds the net present value of the minimum lease payments. The deferred gain is recognized over the lease term. Under United States GAAP, where the Company has continuing involvement in the property, the sale-leaseback transaction is precluded from sale-leaseback accounting. As a result, the profit on the transaction is not recognized but rather the sales proceeds are treated as a liability and the property continues to be shown as an asset of the Company until the conditions for sales recognition are met.

       (ii) Under United States GAAP revenue from certain property sales is deferred due to specified aspects of the Company's continuing involvement being deemed to exist and adjustments are made to the timing of revenue recognized on sales to equity and cost-accounted-for investments.

       (iii) For Canadian GAAP purposes, the Company recognizes revenue from the sale of properties when title is transferred to the purchaser as described in note 2(q(ii)). Under United States GAAP as prescribed by FAS 66, if certain conditions are met, revenue from the sale of individual units in condominium projects is recognized by the percentage-of-completion method.

       (iv) For Canadian GAAP purposes, the Company accounts for certain of its investments in which it holds a 15% interest on a cost basis. Under United States GAAP, the equity method is used since the Company's interest is not so minor that the Company has virtually no influence over the investment's operating and financial policies.

    (h)  Discontinued operations revenue recognition:

       For Canadian GAAP purposes, the Company recognized 100% of the gain on sale of its majority interest in Mammoth Mountain Ski Area to a cost-accounted-for investment. Under United States GAAP, the Company can only recognize the part of the gain proportionate to the outside interests in the buyer at the date of sale.

                             INTRAWEST CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE YEARS ENDED JUNE 30, 2006 AND 2005
    (Tabular amounts in thousands of United States dollars, unless otherwise indicated)

    (i)  Start-up costs:

       As described in note 2(f(i)), the Company capitalizes for Canadian GAAP purposes certain costs incurred in the start-up period of specific operations. For United States GAAP purposes, such costs would be expensed as incurred.

    (j)  Recently announced accounting pronouncements:

       (i)   Accounting Changes and Error Corrections

          In May 2005, FAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB 20, "Accounting Changes" and FAS No. 3 "Reporting Accounting Changes in Interim Financial Statements", was issued. The Company has adopted the guidance in FAS 154 effective July 1, 2005. This Statement changes the requirements for the accounting for and reporting a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the instance that the pronouncement does not include specific transition provisions. The adoption of FAS 154 had no impact on the Company's 2006 United States GAAP reported amounts.

          As described in note 2(w), the Company adopted SOP 04-2 and FAS 152 effective July 1, 2005. The adoption of new accounting principles are recorded retroactively under Canadian GAAP. However the transition provisions under SOP 04-2 and FAS No. 152 do not allow the Company to apply this change in accounting principle retroactively for United States GAAP purposes.

          As described in note 22(e), for purposes of United States GAAP the Company has adopted FAS 123(R) in the year ended June 30, 2006.

       (ii)  Accounting For Uncertain Tax Positions

          In July 2006, the FASB issued FASB Interpretation No. 48 on Accounting for Uncertain Tax Positions -- an interpretation of FASB Statement No. 109, "Accounting for Income Taxes" ("FIN 48").

          Under FIN 48, an entity should presume that a taxing authority will examine a tax position when evaluating the position for recognition and measurement; therefore, assessment of the probability of the risk of examination is not appropriate. In applying the provisions of FIN 48, there will be distinct recognition and measurement evaluations. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize. The amount of benefit to recognize will be measured as the maximum amount which is more likely than not, to be realized. The tax position should be derecognized when it is no longer more likely than not of being sustained. On subsequent recognition and measurement the maximum amount which is more likely than not to be recognized at each reporting date will represent management's best estimate, given the information available at the reporting date, even though the outcome of the tax position is not absolute or final. Subsequent recognition, derecognition, and measurement should be based on new information. A liability for interest or penalties or both will be recognized as deemed to be incurred based on the provisions of the tax law, that is, the period for which the taxing authority will begin assessing the interest or penalties or both. The amount of interest expense recognized will be based on the difference between the amount recognized in the financial statements and the benefit recognized in the tax return. On transition, the change in net assets due to applying the provisions of the final interpretation will be considered as a change in accounting principle with the cumulative effect of the change treated as an offsetting adjustment to the opening balance of retained earnings in the period of transition.

          FIN 48 will be effective as of the beginning of the first annual period beginning after December 15, 2006 and will be adopted by the Company for the year ended June 30, 2008. The Company is currently assessing the impact of FIN 48 on its financial statements.

23. SUBSEQUENT EVENT

    On August 11, 2006, the Company announced that it had entered into a definitive agreement under which a company that owns funds managed by Fortress Investment Group LLC will acquire all of the Company's outstanding common shares at a price of $35.00 per share. The transaction will be carried out by way of a statutory plan of arrangement and, accordingly, must be approved by the applicable court and by 66 2/3 percent of the votes cast by holders of the Company's shares at a special meeting of shareholders. The Board of Directors has unanimously resolved to recommend to the shareholders that they vote in favor of the transaction. The proposed transaction is expected to close in October 2006, subject to receipt of shareholder and court approvals.

                             CORPORATE INFORMATION

EXECUTIVE OFFICE                                  STOCK EXCHANGE LISTINGS AND SYMBOLS
Suite 800, 200 Burrard Street                     New York Stock Exchange: IDR
Vancouver, BC V6C 3L6                             Toronto Stock Exchange: ITW
T: 604.669.9777
F: 604.669.0605                                   SPECIAL MEETING
                                                  The Special Meeting of
SHAREHOLDER INFORMATION                           Securityholders will be held on
Ross J. Meacher,                                  Tuesday, October 17, 2006
Corporate Secretary and                           at 10:00 a.m. in the
Chief Privacy Officer                             the Ballroom of
T: 604.669.9777                                   The Fairmont Waterfront Hotel,
                                                  900 Canada Place Way,
AUDITORS                                          Vancouver, BC.
KPMG LLP
Vancouver, BC

TRANSFER AGENT AND REGISTRAR
CIBC Mellon Trust Company
at its principal offices in
Vancouver, Calgary, Toronto and Montreal

Vous pouvez obtenir la version francaise de ce rapport en ecrivant au Secretaire, Corporation Intrawest, 200, rue Burrard, Bureau 800, Vancouver (Colombie-Britannique) V6C 3L6.

                              CORPORATE GOVERNANCE

     Intrawest Corporation's Board of Directors and management believe that good corporate governance practices help to create and maintain shareholder value. The Board of Directors and each of its committees have continued to refine Intrawest's governance policies and practices in light of regulatory initiatives in North America that have been adopted to improve corporate governance. The Board will continue to review its corporate governance practices on an ongoing basis in response to the evolving standards. The Company's corporate governance does not differ significantly from that followed by U.S. domestic corporations under the New York Stock Exchange Corporate Governance Standards.

                                   DIRECTORS

JOE S. HOUSSIAN                   PAUL M. MANHEIM(1), (2)         BERNARD A. ROY(3)
Chairman and                      Chairman and                    Senior Partner,
Chief Executive Officer,          Managing Director,              Ogilvy Renault
Intrawest Corporation             HAL Investments Asia B.V.
                                                                  KHALED C. SIFRI(2)
DAVID A. KING(1), (2)             MARTI MORFITT(3)                Managing Director --
President,                        President and                   Investment Banking,
David King Corporation            Chief Executive Officer,        SHUAA Capital PSC
                                  CNS, Inc.
GORDON H. MACDOUGALL(1), (3)                                      NICHOLAS C.H. VILLIERS
Partner,                          PAUL A. NOVELLY(2), (3)         Consultant
Connor, Clark & Lunn              Chairman and Chief Executive
Investment Management             Officer,                        ALEX WASILOV
Partnership                       Apex Oil Company, Inc.          President and
                                                                  Chief Operating Officer,
                                                                  Intrawest Corporation

---------------

(1) Audit Committee

(2) Corporate Governance and Nominating Committee

(3) Human Resources Committee

                              EXECUTIVE MANAGEMENT

CORPORATE

JOE S. HOUSSIAN                             ALEX WASILOV                              JOHN E. CURRIE
Chairman and                                President and                             Chief Financial Officer
Chief Executive Officer                     Chief Operating Officer
                                                                                      SALLY DENNIS
DAVID C. BLAIKLOCK                          DANIEL O. JARVIS                          General Counsel
Vice President and                          Chief Corporate
Corporate Controller                        Development Officer                       ROSS J. MEACHER
                                                                                      Corporate Secretary and
MICHAEL F. COYLE                                                                      Chief Privacy Officer
Chief Strategy Officer

OPERATIONS

HUGH R. SMYTHE                              JAMES J. GIBBONS                          KEVIN R. SMITH
President,                                  President,                                Senior Vice President,
Intrawest Mountain Resorts                  Intrawest Resort Club Group               Finance, Resort Operations

DAVID BARRY                                 MICHAEL M. HANNAN                         ANDREW VOYSEY
Chief Operating Officer,                    President,                                Executive Vice President,
Intrawest Mountain Resorts,                 Abercrombie & Kent                        Acquisitions and Joint Ventures
US/Eastern Canada/
Helicopter Operations                       CATHARINE JOHNSTON                        DAVID YELLOWLEES
                                            Executive Vice President,                 Executive Vice President,
DAVID B. BROWNLIE                           Business and Organizational               Marketing and Sales
Chief Operating Officer,                    Excellence
Intrawest Mountain Resorts,
Whistler Blackcomb/                         STEPHEN K. RICE
Panorama/                                   Executive Vice President and
Operational Excellence                      Chief Operating Officer,
                                            Eastern Region

PLACEMAKING

DREW STOTESBURY                             LORNE D. BASSEL                           STEVE LAVER
President,                                  Executive Vice President,                 President,
Intrawest Placemaking                       Atlantic                                  Storied Places

GREG L. ASHLEY                              DAVID S. GREENFIELD                       MICHAEL R. WATERS
President,                                  Executive Vice President,                 Chief Financial Officer,
Playground                                  Pacific                                   Intrawest Placemaking

                               PRINCIPAL OFFICES

VANCOUVER
(EXECUTIVE OFFICE)
Intrawest Corporation
Suite 800, 200 Burrard
Street
Vancouver, BC V6C 3L6
T: 604.669.9777
F: 604.669.0605
www.intrawest.com

ABERCROMBIE & KENT
Dorland House
20 Lower Regent Street
London, England SW1Y 4PH
T: 44.207.190.7710
F: 44.207.190.7731
Reservations: 1.800.554.7016
www.abercrombiekent.com

BLUE MOUNTAIN
R.R. #3
Collingwood, ON L9Y 3Z2
T: 705.445.0231
F: 705.444.1751
Reservations: 1.877.445.0231
www.bluemountain.ca

CANADIAN MOUNTAIN
HOLIDAYS
217 Bear Street
PO Box 1660
Banff, AB T1L 1J6
T: 403.762.7100
F: 403.762.5879
Reservations: 1.800.661.0252
www.canadianmountainholidays.com

CLUB INTRAWEST
The Landing
Suite 326, 375 Water Street
Vancouver, BC V6B 5C6
T: 604.689.8816
F: 604.682.7842
www.clubintrawest.com

COLORADO PLACEMAKING
1050 17th Street, Suite 1000
Denver, CO 80265
T: 303.623.3392
F: 303.893.1487
www.copperliving.com
www.skiwinterpark.com

COPPER MOUNTAIN
209 Ten Mile Circle
P.O. Box 3001
Copper Mountain, CO 80443
T: 970.968.2882
F: 970.968.3155
Reservations: 1.888.263.5302
www.coppercolorado.com

EUROPE PLACEMAKING
Rue du Port-Franc 17
1003 Lausanne -- Suisse
T: 41 21 310 27 27
F: 41 21 310 27 28
www.intrawest-europe.com

INTRAWEST CENTRAL
RESERVATIONS
(NORTH VANCOUVER)
Suite 100, 788 Harbourside
Dr.
North Vancouver, BC V7P 3R7
T: 604.904.9300
F: 604.904.7135
www.intrawest.com

INTRAWEST CENTRAL
RESERVATIONS (MONTREAL)
Suite 1300,
740 Notre-Dame Ouest
Montreal, QC H3C 3X6
T: 514.876.4541
F: 514.876.1404
www.intrawest.com

INTRAWEST GOLF
14646 North Kierland
Boulevard
Suite 210
Scottsdale, AZ 85254
T: 480.874.2200
F: 480.874.2610
www.intrawestgolf.com
www.ravengolf.com

INTRAWEST
MARKETING AND SALES
The Landing
Suite 710, 375 Water Street
Vancouver, BC V6B 5C6
T: 604-639-4330
F: 604-693-4399
www.intrawest.com

INTRAWEST PLACEMAKING
Suite 1400,
999 West Hastings Street
Vancouver, BC V6C 2W2
T: 604.697.6355
F: 604.697.6385
www.intrawest.com

INTRAWEST SHARED
SERVICES
221 Corporate Circle, Suite
Q
Golden, CO 80401-5637
T: 303.454.4500
F: 303.454.4586

MOUNTAIN CREEK
200 Route 94
Vernon, NJ 07462-0391
T: 973.827.2000
F: 973.864.8208
Reservations: 973.827.2000
www.mountaincreek.com

NORTHEAST PLACEMAKING
1407 de la Montagne
Montreal, QC H3G 1Z3
T: 514.798.3000
F: 514.788.6304
www.mountaincreekrealty.com
www.snowshoemountainhomes.com
www.strattonrealestate.com
www.livetremblant.ca

NORTHWEST PLACEMAKING
Suite 900,
999 West Hastings Street
Vancouver, BC V6C 2W2
T: 604.697.6300
F: 604.697.6301
www.villageatblue.com
www.honuakai.com
www.panoramamountainhomes.com
www.whistlerblackcomb.com

PANORAMA MOUNTAIN
VILLAGE
Bag Service 7000,
2030 Summit Drive
Panorama, BC V0A 1T0
T: 250.342.6941
F: 250.341.3019
Reservations: 1.800.663.2929
www.panoramaresort.com

PLAYGROUND
Suite 800, 570 Granville
Street
Vancouver, BC V6C 3P1
T: 604.675.7529
F: 604.675.7568
www.playground.com

SANDESTIN GOLF AND
BEACH RESORT
9300 Emerald Coast
Parkway West
Destin, FL 32550-7268
T: 850.267.8000
F: 850.267.8222
Reservations: 1.800.622.1922
www.sandestin.com

SNOWSHOE MOUNTAIN
10 Snowshoe Drive
Snowshoe, WV 26209
T: 304.572.1000
F: 304.572.5616
Reservations: 1.877.441.4386
www.snowshoemtn.com

SOUTHEAST PLACEMAKING
301 East Pine Street, Suite
400
Orlando, FL 32801
T: 407.472.6500
F: 407.472.6499
www.mysandestinhome.com
www.villageofimagine.com

SOUTHWEST PLACEMAKING
6900 South McCarran,
Suite 3000
Reno, NV 89509
T: 775.332.1200
F: 775.332.1199
www.mammothmountain.com
www.montelagovillage.com
www.thevillageatsquaw.com

STRATTON MOUNTAIN
R.R. #1, Box 145
Stratton Mountain, VT
05155-9406
T: 802.297.2200
F: 802.297.4395
Reservations: 1.800.STRATTON
www.stratton.com

TREMBLANT
1000, chemin des Voyageurs
Mont-Tremblant, QC
J8E 1T1
T: 819.681.2000
F: 819.681.5999
Reservations: 1.800.461.8711
www.tremblant.ca

WHISTLER BLACKCOMB
4545 Blackcomb Way
Whistler, BC V0N 1B4
T: 604.932.3141
F: 604.938.7527
Reservations: 1.888.284.9999
www.whistlerblackcomb.com

WINTER PARK RESORT
P.O. Box 36
85 Parsenn Road
Winter Park, CO 80482
T: 970.726.5514
F: 303.892.5823
Reservations: 1.800.979.0332
www.winterparkresort.com

                             INTRAWEST CORPORATION
                         Suite 800, 200 Burrard Street
                             Vancouver, BC V6C 3L6
                                 T 604.669.9777
                                 F 604.669.0605

                               WWW.INTRAWEST.COM

                                                                    [BOWNE LOGO]

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